Appendix 4E and Annual Financial Report

for the Year Ended 31 December 2019

1.	Company Details

Name of entity: Pivotal Systems Corporation

ARBN: 626 346 325

Reporting period: Year ended 31 December 2019

Previous Corresponding Period: Year ended 31 December 2018

2.	Results for Announcement to the Market

	2019 US$’000	2018 US$’000	Up/Down %
Revenue from ordinary activities	15,309	20,328	Down 25%
Gross Profit	1,730	6,130	Down 72%
Operating Loss	(9,906)	(4,051)	Up 145%
Loss from ordinary activities after tax attributable to members of the parent entity	(9,955)	(66,103)	Down 85%

3.	Review of Operations and Financial Results

Refer to the accompanying Annual Financial Report for the Consolidated Statement of Profit or Loss and Other Comprehensive Income, Consolidated Statement of Financial Position, Consolidated Statement of Changes in Equity, Consolidated Statement of Cash Flows and accompanying notes.

Also refer to the Directors’ Report in the accompanying Annual Financial Report for further details and commentary on the results.

4.	Dividends

No dividends have been paid or are proposed to be paid by Pivotal Systems Corporation for the financial year 2019 (2018: $Nil).

5.	Net Tangible Assets per share:

	2019	2018
Net tangible assets per share * (US$ per share)	0.10	0.20

*	Right of use asset in respect to property leases have been excluded from the calculation of net tangible assets.

6.	Control Gained or Lost Over Entities

There were no changes in control over entities by Pivotal Systems Corporation or its subsidiaries (“Group”) during the financial year.

7.	Details of Associates and Joint Venture Entities

The Group has no investments in associates or joint ventures during the reporting period.

Appendix 4E and Annual Financial Report

for the Year Ended 31 December 2019

8.	Accounting Standards

The Annual Financial Report has been compiled using Australian Accounting Standards and Interpretations issued by the Australian Accounting Standards Board (“AASB”).

9.	Audit Status

The Pivotal Systems Corporation Annual Financial Report for the year ended 31 December 2019 has been subject to audit by our external auditors, BDO East Coast Partnership. A copy of the independent audit report to the owners of Pivotal Systems Corporation is included within the Annual Financial Report.

John Hoffman (Director)

27 February 2020 (Fremont PST), 28 February 2020 (Sydney AEST)

PIVOTAL SYSTEMS CORPORATION

a DELAWARE cORPORATION

ARBN 626 346 325

ANNUAL FINANCIAL REPORT

FOR THE YEAR ENDED

31 DECEMBER 2019

Table of Contents

Corporate Directory	2
Chairman’s Letter	3
Directors’ Report	5
Consolidated Statement of Profit or Loss and Other Comprehensive Income	16
Consolidated Statement of Financial Position	17
Consolidated Statement of Changes in Equity	18
Consolidated Statement of Cash Flows	19
Notes to the Consolidated Financial Statements	20
Directors’ Declaration	59
Independent Auditor’s Report	60
Additional Shareholder Information	64

Pivotal Systems Corporation	1

Corporate Directory

Company
Pivotal Systems Corporation
48389 Fremont Blvd, Suite 100
Fremont CA, 94538 USA
Phone: +1 (510) 770 9125

Fax: +1 (510) 770 9126

Website: www.pivotalsys.com

Directors

John Hoffman	Executive Chairman and Chief Executive Officer
Dr. Joseph Monkowski	Executive Director and Chief Technical Officer
Ryan Benton	Independent Non-Executive Director
Kevin Landis	Non-Executive Director
David Michael	Non-Executive Director
Peter McGregor	Independent Non-Executive Director

Australian Securities Exchange Representative

Naomi Dolmatoff

United States Registered Office

c/o Incorporating Services Ltd

3500 South Dupont Highway

Dover, Delaware 19901 USA

Australian Registered Office

c/o Company Matters Pty Limited

Level 12, 680 George Street

Sydney, NSW 2000 Australia

United States Legal Adviser

Fenwick & West LLP

801 California Street

Mountain View, California 94041 USA

Australian Legal Adviser

Maddocks

Angel Place Level 27

123 Pitt Street

Sydney, NSW 2000 Australia

Share Registry

Link Market Services		American Stock Transfer and Trust Company, LLC
Level 12, 680 George Street		6201, 15th Avenue
Sydney, NSW 2000 Australia		Brooklyn, NY 11219 USA
Telephone:	+61 1300 554 474	Telephone:	+1 (718) 921 8386
Facsimile:	+61 2 9287 0303

Securities Exchange Listing

Pivotal Systems Corporation (ASX code: PVS).

Chess Depository Interests (“CDIs”) over shares of the Company’s common stock are quoted on the Australian Securities Exchange. One CDI represents one fully paid share in the Company.

Pivotal Systems Corporation	2

Chairman’s Letter

Dear Fellow Shareholders,

On behalf of the Board of Directors, I am pleased to present our Annual Report for the year ended 31 December 2019, which was marked by significant market share gains and commercial achievements.

2019 represented both a challenging and opportunistic operating environment for Pivotal Systems. While global semiconductor capital spending was down significantly (Est 10% globally and almost 50% in Korea) Pivotal was able to work even more closely with the leading Original Equipment Manufacturers (“OEMS”) on a number of strategic projects to qualify our latest technology. In 2018, over 95% of Pivotal’s revenue was driven by either retrofits or new process equipment going to Korea. In 2019, we focused efforts on diversifying our revenue into new regions which enabled the 2019 market share growth in non-Korea based accounts. These efforts provided solid returns as Pivotal was named a “Preferred Supplier” for a leading US-based OEM and was able to fully qualify the standard low flow and the remote GFC with a leading Japan based OEM. At the same time, Pivotal was able to maintain or improve its significant market share with its existing accounts. In the 4th Quarter, using the Smartstik architecture, Pivotal was able to penetrate, qualify and receive multiple repeat orders from a Korean Etch OEM for the standard GFC. Many Shareholders will remember that one of the strategic reasons we decided to list as a public company was to raise the capital required to expand our operations into the new geographic regions used for semiconductor production. These regions include Japan, Europe, Taiwan, China, North America and Korea. In 2H2019, the company received purchased orders from all the major OEMs, and in Q42019, for the first time ever, the company received purchase orders for Integrated Device Manufacturers (“IDM’s”) end-users in Europe, Korea, Japan, China, Taiwan and the United States.

The Company ended the year with a cash position of US$5.4 million with US$2.8 million of debt, and a backlog of confirmed orders awaiting shipment of $US3.1 million. Revenue for 2019 was US$15.3 million, down 25% from last year, due to the industry downturn Consolidated Gross Margin was US$1.7 million, down 72% from 2018 due to a lower proportion of higher gross margin IDM business, one-time charges incurred in 1H2019 and increased Q4’19 manufacturing costs as we temporarily transitioned certain manufacturing activities back to Fremont, California from Korea. Expenses increased from US$10.2 million last year to US$11.6 million in 2019. Our strong research and development spending once again enabled the company to take advantage of new opportunities brought forward by our world class customers. Our R&D expenditure was US$3.5 million as we invested in development projects with strategic customers around the world. Net Operating Loss for the year was US$9.9 million. Full-time headcount ended the year at 45.

In the area of products, Pivotal was able to further distance our superior performance from our competitors in speed and pressure insensitivity. Pivotal introduced new software algorithms and improved the speed of the control loop on the entire GFC and FRC family of products. In that regard, Pivotal has accelerated our device capability to both monitor and control at the microsecond. Previously, Pivotal software was ten times faster than our nearest competitor’s performance, with our new capability, we are now up to one hundred times faster. Pivotal is now able to demonstrate under ten millisecond turn on time and turn off times. This also means that the standard GFC can monitor pressure change and temperature change in the surrounding gas stick ten times faster and thereby operate more accurately in dynamic wafer processing conditions. This also enables the GFC family of products to enable even more product throughput for our customers. These technology improvements have not been demonstrated with existing thermal or pressure-based mass flow controllers. It has become clear to the industry that the preferred partner for leading flow control innovation is Pivotal Systems. Along these lines, the Remote GFC for High Temperature applications was developed and brought to market through a large Japanese OEM. This product was qualified in 3Q 2019 and we received multiple repeat purchase orders in 4Q2019. The Remote GFC solves a number of industry problems associated with high temperature applications. The new High Flow GFC, introduced in 2018, has received rapid market acceptance by both OEMs as well as IDMs. The High Flow GFC provides improved performance or the large and growing deposition market. To date, our customers have told us that our product is the fastest deposition flow controller as well the most accurate. We continue to be optimistic in growing our market share in this critical area of the market. Finally, the three channel Flow Ratio Controller (FRC) continues to perform well with a leading Korean IDM and Pivotal received a repeat order for this product in 2019. At the same time, Pivotal entered into an agreement with a US-based OEM for the development of a two channel FRC. We expect to deliver the first unit for OEM qualification in 1H2020.

Pivotal Systems Corporation	3

Chairman’s Letter

Pivotal Systems continues to build on well-established relationships with semiconductor industry leaders as we work in unison to solve the exciting challenges our industry faces. We constantly strive to improve our existing products while expanding our product portfolio to gain a greater foothold across a very large and constantly evolving global market. Our strategy has been, and continues to be, to take market share at the leading edge and strong growth will follow. On behalf of our Board of Directors, I would like to thank our team around the world who have worked diligently for the success we achieved in 2019 and importantly, for our ongoing success into the future. I would also particularly like to thank our shareholders for their outstanding support of the Company.

Sincerely,

John Hoffman

Executive Chairman and Chief Executive Officer

Pivotal Systems Corporation

Pivotal Systems Corporation	4

Directors’ Report

The directors present their report for Pivotal Systems Corporation (“Pivotal” or “Company”) together with the financial statements on the Consolidated Entity (referred to hereafter as the “Consolidated Entity” or “Group”) consisting of the Company and its subsidiaries for the financial year ended 31 December 2019 and the auditor’s report thereon.

DIRECTORS

The following persons were directors of the Company during the whole of the financial year and up to the date of this report, unless otherwise stated:

John Hoffman	Executive Chairman and Chief Executive Officer
Dr. Joseph Monkowski	Executive Director and Chief Technical Officer
Ryan Benton	Independent Non-Executive Director
Kevin Landis	Non-Executive Director
David Michael	Non-Executive Director
Peter McGregor	Independent Non-Executive Director

PRINCIPAL ACTIVITIES

Pivotal designs, develops, manufactures and sells high-performance gas flow controllers (GFC). Pivotal provides high quality gas flow monitoring and control technology platform for the global semiconductor industry. The Company’s proprietary hardware and software utilizes advanced machine learning to enable preventative diagnostic capability resulting in an order of magnitude increase in fab productivity and capital efficiency for existing and future technology nodes.

Pivotal is incorporated in Delaware, United States and has offices in Fremont California, USA (headquarters) and third party contracted manufacturing and assembling facilities in Shenzhen, China and Dongtan, South Korea.

No significant change in the nature of these activities occurred during the financial year.

REVIEW OF OPERATIONS AND FINANCIAL RESULTS

Financial results

Revenue for the financial year ended 31 December 2019 decreased 25% to $15.31 million (2018: $20.33 million). This was as a result of a decrease in shipments due to a challenging macro-environment.

The Group’s gross profit for FY19 decreased 72% to $1.73 million (2018: $6.13 million). This decrease is in part due to the decrease in revenue – several of the costs of goods sold are fixed, and as such, the lower revenue has had a negative impact on margins. Furthermore, the Group saw a decrease of sales to integrated device manufacture (IDM) customers to $3.21 million, which represented 21% of sales in 2019 (2018: $7.15 million, 35% of sales). These sales are generally at a higher margin.

Margins were also adversely impacted as the Group has had to temporarily transition certain manufacturing activities back to Fremont. This resulted in final product transformation activities and product shipments from Pivotal's Fremont facility. The Fremont facility has sufficient capacity to meet expected customer demand for Pivotal's GFC commensurate with continued improvement in the semiconductor manufacturing equipment sector for the 1H2020.

The Group has already implemented cost reduction measures and will continue to closely monitor profit margin.

Pivotal Systems Corporation	5

Directors’ Report

REVIEW OF OPERATIONS AND FINANCIAL RESULTS (CONTINUED)

Financial results (continued)

Pivotal is on schedule to establish a repair and upgrade center in Korea. The facility will be operated but not owned by Pivotal and is expected to commence operations in the first half of 2020. This facility will provide both repair and software upgrades to both IDM and OEM customers globally.

Total operating expenses for the year increased by 14% to $11.64 million (2018: $10.18 million). This increase is largely due to payroll, as well as planned increases in research and development as the Group scales.

The $9.91 million operating loss represented an increase of 145% compared to the prior period (2018: $4.05 million).

Key achievements

During the financial year, Pivotal achieved Preferred Supplier Status for both the Standard GFC and High Flow GFC at a leading US based Original Equipment Manufacturer (OEM).

Record bookings (new orders) were achieved from China for both the Standard GFC and the High Flow GFC at a leading Chinese Integrated Device Manufacturer (IDM).

In addition to this, the Company achieved qualification and multiple repeat orders for the High Temperature GFC with a leading Japanese OEM.

During the financial year, the Group successfully qualified the standard GFC at a leading European foundry. Successful qualification and multiple repeat orders were also obtained at a Japanese Logic IDM.

Pivotal successfully qualified and received multiple repeat orders for both deposition and etch at a leading Taiwanese IDM.

The Company also shipped a second Flow Ratio Controller (“FRC”) to a leading Korean IDM.

The Company passed ISO 9001:2015 recertification.

The Company once again demonstrated a new architecture for the existing etch gas stick commonly used by the OEMs. This architecture is called SmartStik as it leverages all of the intelligent signals of the standard GFC, while operating at the microsecond (up to 1,000 times faster than standard GFC millisecond speeds). This design also includes the insertion of a Teflon coating to the GFC valve, enabling a positive shutoff capability. This new architecture potentially enables the elimination of costly components used on traditional etch gas sticks as the SmartStik makes them redundant.

Post year end, Pivotal is also intending to release a derivative of the High Flow GFC, which is expected to materially enhance metal-organic chemical vapour deposition techniques (“MOCVD”) used in the production of solar, LED and flat panel markets. The combination of these product initiatives is expected to increase Pivotal’s total addressable market to over US$1 billion. The development and testing per specific application continued during the period, which is expected to be completed in the next six to twelve months.

Pivotal Systems Corporation	6

Directors’ Report

GOING CONCERN

This financial report has been prepared on the going concern basis, which contemplates the continuity of normal business activity and the realisation of assets and settlement of liabilities in the normal course of business.

During the period ended 31 December 2019, the Group incurred a loss after income tax of $9.95 million (2018: $66.1 million) and the Group’s net cash outflows from operating activities for the period ended 31 December 2019 were $11.5 million (2018: $3.7 million).

The Directors believe that there are reasonable grounds to conclude that the Group will continue as a going concern, after consideration of the following factors:

•	The securing of a $10 million debt financing facility with Bridge Bank on 27 August 2019 comprising of a $3 million term loan line of credit and an $7 million working capital revolving credit line (refer note 13).

•	The securing of $13 million Revenue Based Redeemable Preferred Stock (RBI) with Anzu on 30 January 2019. The initial funding of $10 million was received by Pivotal on 20 February 2020 for the issue of 10,000 RBI’s of $0.00001 par value per share, at a purchase price of USD$1,000 per share. A subsequent funding of $3 million is available at Pivotal’s option in conjunction with the replacement of Pivotal’s Bridge Bank senior term loan line of credit.

•	The expansion of market opportunities as a result of the development and production of new products.

Accordingly, the directors believe the Group will be able to continue as a going concern and that it is appropriate to adopt the going concern basis in the preparation of the consolidated financial report.

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

There were no significant changes in the state of affairs of the Group during the financial year.

DIVIDENDS

No dividends were paid or declared during the year ended 31 December 2019 and the Company does not intend to pay any dividends for the year ended 31 December 2019 (2018: $Nil).

PRESENTATION CURRENCY

The functional and presentation currency of the Group is United States Dollars (US Dollars). The financial report is presented in US Dollars with all references to dollars, cents or $’s in these financial statements presented in US currency, unless otherwise stated.

ROUNDING OF AMOUNTS

Unless otherwise stated, amounts in this report have been rounded to the nearest thousand United States Dollars.

JURISDICTION OF INCORPORATION

The Company is incorporated in the State of Delaware, United States of America and is a registered foreign entity in Australia. As a foreign company registered in Australia, the Company is subject to different reporting and regulatory regimes than Australian companies.

Pivotal Systems Corporation	7

Directors’ Report

DELAWARE LAW, CERTIFICATE OF INCORPORATION AND BYLAWS

As a foreign company registered in Australia, the Company is not subject to Chapters 6, 6A, 6B and 6C of the Corporations Act dealing with the acquisition of shares (including substantial shareholdings and takeovers). Under the provisions of Delaware General Corporation Law (“DGCL”), shares are freely transferable subject to restrictions imposed by US federal or state securities laws, by the Company’s certificate of incorporation or bylaws, or by an agreement signed with the holders of the shares at issue. The Company’s amended and restated certificate of incorporation and bylaws do not impose any specific restrictions on transfer. However, provisions of the DGCL, the Company’s Certificate of Incorporation and the Company’s Bylaws could make it more difficult to acquire the Company by means of a tender offer (takeover), a proxy contest or otherwise, or to remove incumbent officers and Directors of the Company. These provisions could discourage certain types of coercive takeover practices and takeover bids that the Board may consider inadequate and to encourage persons seeking to acquire control of the Company to first negotiate with the Board. The Company believes that the benefits of increased protection of its ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure the Company outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Also refer to section 15 of the Additional Shareholder Information section of this Annual Report for further specific details on restrictions to registration of transfers in the Company’s Bylaws.

MATTERS SUBSEQUENT TO THE END OF THE FINANCIAL YEAR

RBI financing

On 30 January 2020, the Group announced the dispatch of a Notice of Special Meeting of Shareholders and the signing of a definitive preferred stock investment agreement (RBI financing) with Anzu Industrial RBI USA LLC, a fund organized by Anzu Partners LLC (“Anzu”), which provides Pivotal with up to US$13 million in additional funding required to grow and expand the business. Anzu is a venture capital and private equity firm that invests in breakthrough industrial technologies and currently manages approximately US$350 million in capital commitments. Anzu is an investor in Pivotal and remains the Company’s second largest shareholder with 12.1% of the issued capital1. David Michael (a Director of Pivotal) is also a Managing Director of Anzu Partners LLC.

On 12 February 2020, the shareholders at the Special Meeting of Shareholders, approved the amendment of Pivotal’s Certificate of Incorporation and the RBI financing. The funding of US$13.0 million is available to be drawn down by Pivotal in two tranches: an initial funding of US$10.0 million for the issue of 10,000 Revenue Based Redeemable Preferred Stock (RBI) which was drawn down and paid to Pivotal on 20 February 2020 with an additional amount of US$3.0 million for the issue of 3,000 RBI being available at Pivotal’s option in conjunction with the replacement of Pivotal’s Bridge Bank senior term loan line of credit. Each RBI has an issue price of US$1,000 per share. Beyond typical contractual covenants pertaining to liquidation of Pivotal, there are no other financial covenants, no personal guarantees from founders or investors, no warrant or option coverage and the issue of RBI is not dilutive to current common stock/CDI holders.

On 20 February 2020 the Company received the first tranche of the RBI financing for US$10 million in exchange of 10,000 RBI of $0.00001 par value per share, at a purchase price of US$1,000 per share. In accordance with the directions of the Board (as defined below), the Company will use the proceeds from the sale of the shares to grow and expand the business. As of the date of this report, the Company has not determined the date of the closing of the second tranche of the RBI financing.

Due to the receipt of this financing, the Company is in compliance with the financial covenants as agreed with Bridge Bank.

[1]	Based on an aggregate of 113,269,313 shares on common stock (equivalent to 113,269,313 CDIs)

Pivotal Systems Corporation	8

Directors’ Report

Other subsequent matters

On 22 January 2020, 250,000 shares were issued on the exercise of options issued pursuant to the Company’s equity incentive plan.

Other than the above, no other matter or circumstance has arisen since 31 December 2019 that has significantly affected, or may significantly affect the Group’s operations, the results of those operations, or the Group’s state of affairs in future financial years.

LIKELY DEVELOPMENTS AND EXPECTED RESULTS OF OPERATIONS

The Group’s core growth strategy involves continuing its strong customer-driven product development focus in order to continue to increase the market share. The Group’s growth strategy also includes:

1.	Expanding the product portfolio which in turn increases the total addressable market size; and

2.	Establishing relationships with key technology and industry partners in order to improve our product offering and delivery capabilities.

ENVIRONMENTAL REGULATION

The Group is not subject to any significant environmental regulation under United States of America legislation. The Group is committed to the sustainable management of environmental, health, and safety (EHS) concerns as a core business principle. This includes ensuring compliance with all applicable government standards and regulations and providing a safe and healthy workplace, while reducing our environmental footprint. We integrate health, safety, and environmental considerations into all aspects of our business, including product design and services, to provide productive and responsible solutions by:

•	Striving for zero accidents through the application of an EHS Management System.

•	Implementing pollution prevention control strategies.

•	Committing to continual improvement for our customers, Company, and Group’s personnel.

The Board of Directors considers that adequate systems are in place to manage the Group’s obligations and is not aware of any breach of environmental requirements as they relate to the Group.

CORPORATE GOVERNANCE

During FY19, the Company, as a Delaware incorporated corporation, sought to achieve substantive compliance with the governance recommendations set out in the ‘Corporate Governance Principles and Recommendations 3rd Edition’, published by the ASX Corporate Governance Council (the ASX Principles). The Company’s Corporate Governance Statement can be viewed at www.pivotalsys.com/investors/. The Corporate Governance Statement sets out the extent to which Pivotal has followed the ASX Corporate Governance Council’s 29 Recommendations during the year ended 31 December 2019.

SHARE OPTIONS

Options to acquired shares in the Company were granted during the financial year. The number of options outstanding as at the date of this reports, and all other movements in share options, are disclosed in Note 18 to the financial statements.

Pivotal Systems Corporation	9

Directors’ Report

SECURITIES ON ISSUE

The Company had the following securities on issue as at 31 December 2019:

	Common Stock	CDI equivalent
Shares of common stock	113,269,313	113,269,313
Options over shares of common stock	14,469,242	-

INFORMATION ON DIRECTORS

John Hoffman Executive Chairman and Chief Executive Officer

John Hoffman has over 25 years of global high technology management experience building growth organizations in both the semiconductor and information technology markets.

Prior to joining Pivotal Systems, John was a Senior VP with Spencer Trask Ventures, a New York based venture capital firm. While at Spencer Trask, John was primarily involved in the solar and integrated circuit efforts of the firm. Prior to Spencer Trask, John was the Chief Executive Officer of RagingWire Enterprise Solutions, an Inc 500 fastest growing private company. John reorganized the company and enabled record growth in revenue and profitability during his tenure. Prior to RagingWire, John worked in various general manager roles at Applied Materials for 18 years. He was the President of the billion dollar “Etch Product Business Group”, VP and GM of the Process Control and Diagnostic Business Group and the General Manager of the Customer Service Division which grew by over 300% during his tenure.

Special responsibilities:	Chairman of the Board

Other directorships:	None

Dr. Joseph Monkowski	Executive Director and Chief Technical Officer

Joseph Monkowski has extensive experience in the semiconductor industry focused on providing process equipment and metrology solutions for next generation device manufacturing.

Prior to joining Pivotal, Monkowski was the SVP of Business Development for Advanced Energy Industries, where he led the company’s M&A strategy to expand its product portfolio and position the company as a market leader in the semiconductor subsystems space. Previously, he held senior executive positions at Pacific Scientific, Photon Dynamics and Lam Research, where he served as EVP and CTO. During his career, Monkowski led efforts to design and build a number of leading CVD and plasma etch systems, winning the R&D 100 award and multiple Semiconductor International Best Product awards. He has authored numerous patents and publications.

Special responsibilities:	None

Other directorships:	None

Pivotal Systems Corporation	10

Directors’ Report

INFORMATION ON DIRECTORS (continued)

Ryan Benton	Independent Non-Executive Director

Ryan joined the Board in 2015 bringing over 25 years of finance, operations, and transaction experience. Ryan is the CFO of Revasum, Inc. and previously served as CFO of BrainChip Holdings Ltd (ASX: BRN) and CEO and Board Member at Exar Corporation (NYSE: EXAR), which was acquired by MaxLinear Corporation (NASDAQ: MXL) in May 2017. Previous roles included senior and consulting positions at ASM International NV (NASDAQ: ASMI), and eFunds Corporation (NASDAQ: EFDS).

Special responsibilities:	Chairman of the Audit and Risk Management Committee Member of the Remuneration and Nomination Committee

Other directorships:	Executive director of Revasum, Inc. (ASX: RVS)

Kevin Landis	Non-Executive Director

Kevin joined the Board in 2012 and is the CEO and CIO of Firsthand Capital Management, an investment management firm he founded in 1994. Firsthand Capital Management is the investment adviser to Firsthand Technology Value Fund, Inc. (NASDAQ: SVVC), a publicly traded venture capital fund. Kevin has over two decades of experience in engineering, market research, product management and investing in the technology sector. Kevin is Firsthand’s nominee director to the board of Pivotal Systems Corporation.

Special responsibilities:	Member of the Audit and Risk Management Committee Member of the Remuneration and Nomination Committee

Other directorships:	Non-executive director - Revasum, Inc. (ASX: RVS), Hera Systems, Inc., IntraOp Medical Corp., QMAT, Inc. and Silicon Genesis Corp. and Wrightspeed, Inc.

David Michael	Non-Executive Director

David Michael is Managing Director at Anzu Partners, an investment partnership which invests in innovative industrial technology companies. In addition to his role at Pivotal Systems, he is also Board member of Nuburu (industrial lasers), and Terapore (nanofiltration membranes for ultrapure water and other applications.

Mr. Michael was formerly Senior Partner and Managing Director of The Boston Consulting Group (BCG), where his career spanned numerous leadership roles across the firm. He formerly led BCG’s Greater China business and their Asia Technology Practice. He served a range of clients in semiconductors, components, hardware, software, and services. He was based for 7 years in Silicon Valley and for 16 years in Greater China. He remains a Senior Advisor to the firm.

Special responsibilities:	Member of the Audit and Risk Management Committee Member of the Remuneration and Nomination Committee

Other directorships:	Non-executive director - Taiwan Cement Corporation (XTAI:1101), Nuburu, Axsun, and Terapore

Pivotal Systems Corporation	11

Directors’ Report

INFORMATION ON DIRECTORS (continued)

Peter McGregor	Independent Non-Executive Director

Peter McGregor was appointed a non-executive director on 23 August 2018 and has over 30 years’ experience in senior finance and management roles, including having been Chief Executive Officer of technology company, Think Holdings, Chief Financial Officer of the ASX50 transport company, Asciano, and a partner in the Investment Banking firm of Goldman Sachs JBWere.

He also spent time as a Managing Director within the Institutional Banking & Markets division of Commonwealth Bank and was Chief Operating Officer of ASX-listed Australian Infrastructure Fund. Peter is an experienced company Director, having served as Chairman of the Port of Geelong and as a Director of Melbourne, Gold Coast and Darwin Airports.

Special responsibilities:	Chairman of the Remuneration and Nomination Committee Member of the Audit and Risk Management Committee

Other directorships:	Non-executive Director - Imricor Medical Systems, Inc.

SECURITIES HELD BY DIRECTORS AND KEY MANAGEMENT PERSONNEL

The directors and key management personnel of the Company are shown together with their holdings of common shares and options, held directly or indirectly as at 31 December 2019:

	Common Stock	Options	Common Stock	Options
	Direct		Indirect
John Hoffman	1,441,870	3,269,325	-	-
Dr. Joseph Monkowski	1,445,683	3,264,089	-	-
Ryan Benton	195,000	201,000	-	-
Kevin Landis (1)	-	-	231,535	-
David Michael	-	-	-	-
Peter McGregor	-	100,000	-	-

	3,082,553	6,834,414	231,535	-

(1)	Common stock held by Silicon Valley Investor Holdings Pty Ltd, of which Kevin Landis is the majority shareholder.

REMUNERATION REPORT

EXECUTIVE COMPENSATION

This section discusses the principles underlying our policies and decisions with respect to the compensation of our named executive officers, and all material factors relevant to an analysis of these policies and decisions. Our named executive officers for the year ended 31 December 2019 were:

John Hoffman	Executive Chairman, President and Chief Executive Officer;
Dr Joseph Monkowski	Executive Director and Chief Technical Officer; and
Omesh Sharma	Chief Financial Officer (resigned 5 June 2019).

Pivotal Systems Corporation	12

Directors’ Report

REMUNERATION REPORT (continued)

COMPONENTS OF EXECUTIVE COMPENSATION

The principal components of our executive compensation are base salary, cash bonuses and long-term incentives. Our Remuneration and Nomination Committee considers that each component of executive compensation must be evaluated and determined with reference to competitive market data, individual and corporate performance, our recruiting and retention goals and other information we deem relevant.

Our executive officers are also eligible to participate in our 401(k) retirement plan as well as medical and other benefit plans.

The terms of each named executive officer’s compensation are derived from the employment agreements the Company has entered into with them.

The components of the executive compensation packages for our named executive officers for the year ended 31 December 2019 are as follows:

John Hoffman	Executive Chairman, President and Chief Executive Officer

Mr. Hoffman received a fixed remuneration package of $325,000 and is eligible to participate in various customary employee benefit plans of Pivotal. Pursuant to Mr. Hoffman’s Retention Agreement, dated 11 May 2018, if Mr. Hoffman is terminated by the Company without cause or if he resigns for good reason and Mr. Hoffman signs a general release of claims in favor of the Company and complies with certain other requirements, the Company must pay Mr. Hoffman severance in an amount equal to twelve months of his base salary, twelve months of health insurance cover and 100% of his annual target bonus for the period in which termination occurs. All of Mr. Hoffman’s unvested Options are subject to acceleration of vesting upon a change of control of the Company, and certain of his Options vest only subject to achievement of specified performance metrics and a time-based vesting schedule.

Dr. Joseph Monkowski	Executive Director and Chief Technical Officer

Dr. Monkowski received a fixed remuneration package of $275,000 and is eligible to participate in various customary employee benefit plans of Pivotal. Pursuant to Dr. Monkowski’s Retention Agreement, dated 11 May 2018, if Dr. Monkowski is terminated by the Company without cause or if he resigns for good reason and Mr. Hoffman signs a general release of claims in favor of the Company and complies with certain other requirements, the Company must pay Dr. Monkowski severance in an amount equal to twelve months of his base salary, twelve months of health insurance cover and 100% of his annual target bonus for the period in which termination occurs. All of Dr. Monkowski’s unvested Options are subject to acceleration of vesting upon a change of control of the Company, and certain of his Options vest only subject to achievement of specified performance metrics and a time-based vesting schedule.

Omesh Sharma	Chief Financial Officer (resigned 5 June 2019)

Mr. Sharma received a fixed remuneration package of $255,000 and was eligible to participate in various customary employee benefit plans of Pivotal. Pursuant to Mr. Sharma’s Retention Agreement, dated 11 May 2018, and upon his resignation, Mr. Sharma executed a general release of claims in favor of the Company and certain other requirements resulting in severance payment by the Company to Mr. Sharma in an amount equal to twelve months of his base salary, twelve months of health insurance cover and 100% of his annual target bonus for the period in which termination occurs.

Pivotal Systems Corporation	13

Directors’ Report

REMUNERATION REPORT (continued)

NON-EXECUTIVE COMPENSATION

The Board is responsible for determining and reviewing compensation arrangements for each non-executive director. The non-executive directors for the year ended 31 December 2019 were as follows:

Ryan Benton

Kevin Landis

David Michael

Peter McGregor

The Company has entered into a non-executive director agreement with Mr. Benton whereby he is entitled to receive US$70,000 per annum for his role as a non-executive director, and a further US$15,000 per annum as chair of the Audit and Risk Committee.

The Company has also entered into a non-executive director agreement with Mr. McGregor whereby he is entitled to receive US$70,000 per annum as a non-executive director, and a further US$15,000 per annum as chair of the Remuneration and Nomination Committee.

Mr. Landis and Mr. Michael do not receive compensation for their services as a non-executive director.

REMUNERATION TABLE

Remuneration earned by key management personnel during the year is summarized as follows:

2019	Salary and fees	Cash bonus (2)	401k & other benefits	Share based payment	Total
	US$	US$	US$	US$	US$
John Hoffman	362,500	-	30,308	9,260	402,068
Joseph Monkowski	312,000	-	25,552	7,834	345,386
Ryan Benton	85,000	-	-	31,009	116,009
Kevin Landis	-	-	-	-	-
David Michael	-	-	-	-	-
Peter McGregor	85,000	-	-	-	85,000
Omesh Sharma (1)	459,325	-	20,120	-	479,445
	1,303,825	-	75,980	48,103	1,427,908

(1)	Remuneration is reported for Mr Sharma up to his resignation date of 5 June 2019. He continued to work with the company until 31 July 2019.

(2)	No cash bonuses were awarded during the current year.

END OF REMUNERATION REPORT

Pivotal Systems Corporation	14

Directors’ Report

MEETINGS ATTENDED BY BOARD

The number of meetings of directors (including meetings of committees of directors) held during the year and the number of meetings attended by each director was as follows:

	Board of Directors		Audit & Risk Management Committee		Remuneration & Nomination Committee
	Eligible	Attendance	Eligible	Attendance	Eligible	Attendance
John Hoffman	12	12	-	-	-	-
Joseph Monkowski	11	11	-	-	-	-
Ryan Benton	12	12	3	3	4	4
Kevin Landis	11	10	3	3	4	4
David Michael	11	11	3	3	4	4
Peter McGregor	11	10	2	1	4	4

INDEMNITY AND INSURANCE OF DIRECTORS AND OFFICERS

The Company has entered into customary indemnification agreements under which it has indemnified directors and officers of the Company for losses incurred, or claims made and associated expenses incurred, in their capacity as a director or officer, for which they may be held personally liable, subject to certain limitations and exceptions.

INDEMNITY AND INSURANCE OF AUDITOR

The Company has not, during or since the end of the financial year, indemnified or agreed to indemnify the auditor of the Company or any related entity against a liability incurred by the auditor.

During the financial year, the Company has not paid a premium in respect of a contract to insure the auditor of the Company or any related entity.

NON-AUDIT SERVICES

Details of amounts paid or payable to the auditor for non-audit services provided during the year are outlined in Note 23 to the financial statements.

PROCEEDINGS ON BEHALF OF THE COMPANY

No proceedings have been brought or intervened in on behalf of the Company.

On behalf of the directors

John Hoffman

Director and Chief Executive Officer

27 February 2020 (Fremont PST), 28 February 2020 (Sydney AEST)

Pivotal Systems Corporation	15

Consolidated Statement of Profit or Loss and Other Comprehensive Income

For the year ended 31 December 2019

	Note	2019 US$’000	2018 US$’000
Revenue	2	15,309	20,328

Cost of goods sold		(13,579)	(14,198)
Gross profit		1,730	6,130

Expenses
Research & development	3	(3,521)	(3,139)
Selling & marketing	3	(3,180)	(3,175)
General & administrative	3	(4,935)	(3,867)
Total expenses		(11,636)	(10,181)
Operating loss		(9,906)	(4,051)

Finance income	4	168	76
Finance expenses	4	(217)	(152)
Other expenses	4	-	(61,976)
Net loss before income tax expense		(9,955)	(66,103)

Income tax expense	5	-	-
Net loss for the year		(9,955)	(66,103)

Other comprehensive income
Other comprehensive income for the year, net of tax		-	-
Total comprehensive loss for the year attributable to the members of Pivotal Systems Corporation.		(9,955)	(66,103)

Loss per share attributable to the members of Pivotal Systems Corporation		US$ per share	US$ per share

Basic and diluted loss per share	6	(0.09)	(1.04)

The above consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes.

Pivotal Systems Corporation	16

Consolidated Statement of Financial Position

As at 31 December 2019

	Note	2019 US$’000	2018 US$’000
Assets
Current assets
Cash and cash equivalents	8	5,446	17,489
Trade and other receivables	13	5,823	3,870
Inventories	9	8,746	6,347
Other assets	10	314	334
Total current assets		20,329	28,040
Non-current assets
Property, plant and equipment	11	307	302
Intangible assets	12	10,304	9,078
Right of use assets	1	1,192	-
Other assets		23	9
Total non-current assets		11,826	9,389
Total assets		32,155	37,429
Liabilities
Current liabilities
Trade and other payables	13	4,970	5,336
Employee benefits	14	443	423
Provisions	15	189	110
Borrowings	13	2,756	-
Lease liabilities	1	225	-
Total current liabilities		8,583	5,869
Non-current liabilities
Lease liabilities	1	1,031	-
Total non-current liabilities		1,031
Total liabilities		9,614	5,869
Net assets		22,541	31,560

Contributed equity	16	171,315	170,818
Reserves	18	1,719	1,280
Accumulated losses		(150,493)	(140,538)
Total equity		22,541	31,560

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

Pivotal Systems Corporation	17

Consolidated Statement of Changes in Equity

For the year ended 31 December 2019

	Contributed equity US$’000	Reserves US$’000	Accumulated losses US$’000	Total equity US$’000
Balance at 1 January 2018	43,263	1,179	(74,435)	(29,993)
Loss after income tax expense for the year	-	-	(66,103)	(66,103)
Other comprehensive loss for the year, net of tax	-	-	-	-
Total comprehensive loss for the year	-	-	(66,103)	(66,103)
Transactions with owners in their capacity as owners:
Shares issued on conversion of preferred stock and warrants, net of cost (note 16)	102,730	-	-	102,730
Issue of listed ordinary share capital (note 16)	26,586	-	-	26,586
Share issue costs	(1,761)	-	-	(1,761)
Share-based payments (note 18)	-	101	-	101
Balance at 31 December 2018	170,818	1,280	(140,538)	31,560

Balance at 1 January 2019	170,818	1,280	(140,538)	31,560
Loss after income tax expense for the year	-	-	(9,955)	(9,955)
Other comprehensive loss for the year, net of tax	-	-	-	-
Total comprehensive loss for the year	-	-	(9,955)	(9,955)
Transactions with owners in their capacity as owners:
Shares issue on exercise of options (note 16)	502	-	-	502
Share issue costs	(5)			(5)
Share-based payments (note 18)	-	439	-	439
Balance at 31 December 2019	171,315	1,719	(150,493)	22,541

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Pivotal Systems Corporation	18

Consolidated Statement of Cash Flows

For the year ended 31 December 2019

	Note	2019 US$’000	2018 US$’000
Cash flows used in operating activities
Receipts from customers		13,066	19,321
Payments to suppliers and employees		(24,562)	(22,587)
Interest received		161	-
Interest paid		(162)	(152)
Payment related to the exercise of put option of warrants related to debt discount		-	(315)
Net cash used in operating activities	8	(11,497)	(3,733)
Cash flows used in investing activities
Payments for property, plant and equipment		(112)	(288)
Payments for capitalized development expenses		(3,484)	(3,478)
Net cash used in investing activities		(3,596)	(3,766)
Cash flows from financing activities
Proceeds from the issue of common stock		-	39,540
Payment to selling shareholders, net of costs		-	(12,954)
Payment of share issue costs	16	-	(1,761)
Proceeds from the issue of preferred stock		-	2,000
Proceeds from the exercise of options		473	61
Proceeds from the exercise of warrants		-	1
Proceeds from bank loans	13	3,000	1,917
Repayment of bank loans	13	(250)	(4,925)
Transaction costs related to the loans and borrowings		(26)	(120)
Reduction in Lease liabilities	1	(154)	-
Net cash from financing activities		3,043	23,759

Net (decrease) increase in cash and cash equivalents		(12,050)	16,260
Cash and cash equivalents at the beginning of the financial year		17,489	1,148
Net effect of foreign exchange		7	81
Cash and cash equivalents at the end of the year	8	5,446	17,489

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

Pivotal Systems Corporation	19

Notes to the Consolidated Financial Statements

Note 1. Significant accounting policies

The principal accounting policies adopted in the preparation of the consolidated financial statements are set out either in the respective notes or below. These policies have been consistently applied to all the periods presented, unless otherwise stated. The financial statements are for the Group including Pivotal Systems Corporation and its subsidiaries, referred to as “Pivotal”, “Company” or “Group”.

Basis of preparation

These general purpose financial statements have been prepared in accordance with Australian Accounting Standards and Interpretations issued by the Australian Accounting Standards Board (“AASB”). The financial statements also comply with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The financial statements comprise the consolidated financial statements of the Group which is a for-profit entity for financial reporting purposes under Australian Accounting Standards.

Historical cost convention

The consolidated financial statements, except for the cash flow information, have been prepared on an accrual basis and are based on historical costs, modified, where applicable, by the measurement at fair value of selected non-current assets, financial assets and financial liabilities.

Critical accounting estimates

The preparation of the consolidated financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed throughout the financial statements.

Basis of consolidation

The consolidated financial statements comprise the financial statements of the Group as at the end of the reporting period. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if the Group has:

•	Power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee);

•	Exposure, or rights, to variable returns from its involvement with the investee; and

•	The ability to use its power over the investee to affect its returns.

When the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

•	The contractual arrangement with the other vote holders of the investee;

•	Rights arising from other contractual arrangements; and

•	The Group’s voting rights and potential voting rights.

The Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the statement of profit and loss and other comprehensive income from the date the Group gains control until the date the Group ceases to control the subsidiary.

Pivotal Systems Corporation	20

Notes to the Consolidated Financial Statements

Note 1. Significant accounting policies (continued)

Basis of consolidation (continued)

Profit or loss and each component of other comprehensive income are attributed to the equity holders of the parent of the Group and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group’s accounting policies. All intra- Group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

Rounding of amounts

Amounts in this report have been rounded off to the nearest thousand United States dollars unless otherwise stated.

Functional currency

The financial statements are presented in US dollars, which is the functional and presentational currency of the Group. There has been no change in the functional and presentational currency of the Group.

Foreign currency transactions

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the year-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items held at fair value are reported at the exchange rate at the date when the fair values were determined.

Exchange differences arising on the translation of monetary items are recognized in profit or loss.

Exchange differences arising on the translation of non-monetary items are recognized directly in other comprehensive income to the extent that the underlying gain or loss is directly recognized in other comprehensive income; otherwise the exchange difference is recognized in profit or loss.

Going Concern

This financial report has been prepared on the going concern basis, which contemplates the continuity of normal business activity and the realisation of assets and settlement of liabilities in the normal course of business.

During the period ended 31 December 2019, the Group incurred a loss after income tax of $9.95 million (2018: $66.1 million) and the Group’s net cash outflows from operating activities for the period ended 31 December 2019 were $11.5 million (2018: $3.7 million).

The Directors believe that there are reasonable grounds to conclude that the Group will continue as a going concern, after consideration of the following factors:

•	The securing of a $10.0 million debt financing facility with Bridge Bank on 27 August 2019 comprising of a $3.0 million term loan line of credit and an $7.0 million working capital revolving credit line (refer note 13).

•	The securing of $13.0 million Revenue Based Redeemable Preferred Stock (RBI) with Anzu on 30 January 2020. The initial funding of $10.0 million was received on 20 February 2020 for the issue of 10,000 RBI’s of $0.00001 par value per share, at a purchase price of USD$1,000 per share. A subsequent funding of $3.0 million is available in conjunction with the replacement of Pivotal’s Bridge Bank senior term loan line of credit.

•	The expansion of market opportunities as a result of the development and production of new products.

Pivotal Systems Corporation	21

Notes to the Consolidated Financial Statements

Note 1. Significant accounting policies (continued)

Going Concern (continued)

Accordingly, the directors believe the Group will be able to continue as a going concern and that it is appropriate to adopt the going concern basis in the preparation of the consolidated financial report.

Current and non-current classification

Assets and liabilities are presented in the statement of financial position based on current and non-current classification.

An asset is current when it is expected to be realized or intended to be sold or consumed in normal operating cycle; it is held primarily for the purpose of trading; it is expected to be realized within 12 months after the reporting period; or the asset is cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least 12 months after the reporting period. All other assets are classified as non-current.

A liability is current when it is expected to be settled in normal operating cycle; it is held primarily for the purpose of trading; it is due to be settled within 12 months after the reporting period; or there is no unconditional right to defer the settlement of the liability for at least 12 months after the reporting period. All other liabilities are classified as non-current.

Deferred tax assets and liabilities are always classified as non-current.

Financial Assets

The Company’s financial assets are comprised by Accounts Receivable and Other Receivables which are initially measured at fair value and subsequently measured at amortized cost. Financial assets are derecognized when the rights to receive cash flows have expired which is generally when payment has been received. When there is no reasonable expectation of recovering part of all of a financial asset, its carrying value is written off.

The Company recognizes a loss allowance for expected credit losses of financial assets. The measurement of the loss allowance depends on the Company’s assessment of credit risk at the end of each reporting period based on reasonable and supportable information that is available without undue cost of effort to obtain.

Where there has not been a significant increase in exposure to credit risk since initial recognition, the Company evaluates if a 12-month expected credit loss allowance shall be estimated.

New, revised or amended Accounting Standards and Interpretations adopted

The Group has adopted all of the new, revised or amended Accounting Standards and Interpretations issued by the Australian Accounting Standards Board (‘AASB’) and the International Financial Reporting Interpretations Committee (IFRIC) that are relevant to its operations and effective for the year commencing 1 January 2019. The nature and effect of these changes are disclosed below.

AASB 16 Leases

AASB 16 Leases supersedes AASB 117 Leases, AASB16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for most leases under a single on-balance sheet model.

The Group, as lessee, is required to recognize its leases in the statement of financial position, as the distinction between ‘operating’ and ‘finance’ leases has been removed. The lease liability is measured as the present value of the unavoidable future lease payments to be made over the lease term.

The Group adopted AASB 16 using the modified retrospective method of adoption with the date of initial application of 1 January 2019. Under this method, the standard is applied retrospectively with the cumulative effect of initially applying the standard recognised at the date of initial application.

Pivotal Systems Corporation	22

Notes to the Consolidated Financial Statements

Note 1. Significant accounting policies (continued)

AASB 16 Leases (continued)

The Group elected to use the transition practical expedients allowing a) the standard to be applied only to contracts that were previously identified as leases applying AASB 117, and b) the measuring the right-of-use asset on transition as being equal to the amount of the lease liability initially recognised on transition minus accrued payments.

The Group also elected to use the recognition exemptions for lease contracts that, at the commencement date, have a lease term of 12 months or less and do not contain a purchase option (‘short-term leases’), and lease contracts for which the underlying asset is of low value (‘low-value assets’).

The effect of adoption of AASB 16 is as follows:

The impact on the consolidated statement of financial position as at 1 January 2019 is an increase in right-of-use assets of $276,105, an increase in the lease liability of $289,285 and the recognition of deferred rent of $13,180.

The lease liabilities as at 1 January 2019 can be reconciled to the operating lease commitments as of 31 December 2018 as follows:

US$’000
Non-cancellable lease commitments as at 31 December 2018 (undiscounted)	294
Reduction from discounting future, undiscounted lease payments to their net present value at the Groups incremental borrowing rate	(5)
Lease liabilities as at 1 January 2019	289

(i)	Nature and effect of adoption of AASB 16

The Group has lease contracts for its office premises. Before the adoption of AASB 16, the Group classified each of its leases (as lessee) at the inception date as an operating lease (as it held no finance leases). In an operating lease, the leased property was not capitalised, and the lease payments were recognised as an expense in the consolidated statement of profit or loss and other comprehensive income on a straight-line basis over the lease term. Prepaid or accrued rent was recognised under prepaid expenses and accounts payable and accrued liabilities, respectively.

Upon adoption of AASB 16, the Group applied a single recognition and measurement approach for all leases where it is the lessee, except for short-term leases and leases of low-value assets. The Group recognised lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets. In accordance with the modified retrospective method of adoption, the Group applied AASB 16 at the date of initial application by measuring the right-of-use assets based on the amount equal to the lease liabilities. Lease liabilities were recognised based on the present value of the remaining lease payments, discounted using the incremental borrowing rate at the date of initial application.

(ii)	Summary of new accounting policy

Right-of-use assets

The Group recognises right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated amortization and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognised, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless the Group is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognised right-of-use assets are amortized according to the pattern in which the asset’s future economic benefits are expected to be consumed by the Group over the shorter of its estimated useful life and the lease term. Right-of-use assets are subject to impairment.

Pivotal Systems Corporation	23

Notes to the Consolidated Financial Statements

Note 1. Significant accounting policies (continued)

AASB 16 Leases (continued)

(ii)	Summary of new accounting policy (continued)

Lease liabilities

At the commencement date of the lease, the Group recognises lease liabilities measured at the present value of lease payments to be made over the lease term.

The present value of the lease liability presented in the financial statements refers to the lease of the Group’s headquarters in Fremont, California. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees.

The variable lease payments that do not depend on an index or a rate are recognised as expense in the period on which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Group uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to its short-term office premises leases i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered of low value (i.e., below $5,000). Lease payments on short-term leases and leases of low-value assets are recognised as expense on a straight-line basis over the lease term.

Significant judgement in determining the lease term of contracts with renewal options

The Group determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised. When the Group has the option to lease the assets for additional terms, it applies judgement in evaluating whether it is reasonably certain to exercise the option to renew, considering all relevant factors that create an economic incentive for it to exercise the renewal. After the commencement date, the Group reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise (or not to exercise) the option to renew.

Pivotal Systems Corporation	24

Notes to the Consolidated Financial Statements

Note 1. Significant accounting policies (continued)

AASB 16 Leases (continued)

(iii)	Amounts recognised in the statement of financial position and profit and loss

Set out below, are the carrying amounts of the Group’s right-of-use assets and lease liabilities and the movements during the period:

	Right-of-use asset	Lease Liability
	US$’000	US$’000
As at 31 December 2018	-	-
Initial adoption of AASB 16	276	289
Additions	1,121	1,121
Amortization expense	(205)	-
Payments that reduce the present value of the lease liability (1)	-	(154)
As at 31 December 2019	1,192	1,256

(1)	Total cash outflows for lease payments is $232,496. This amount includes $78,101 interest expense accrual due to discounting the lease liability at the Group’s incremental borrowing rate (See Note 4). Payments of interest are classified as cash flows for operating activities in the statement of cash flows.

Set out below are the amounts recognised in profit and loss for the year ended 31 December 2019:

31 Dec 2019
US$’000
Amortization expense of right-of-use asset	205
Interest expense on lease liabilities	78
Total amount recognised in profit or loss	283

Disclosure of Lease liabilities:
Current	225
Non-current	1,031
Total Lease liabilities	1,256

Pivotal Systems Corporation	25

Notes to the Consolidated Financial Statements

Note 1. Significant accounting policies (continued)

New, revised or amended Accounting Standards and Interpretations adopted (continued)

AASB Interpretation 23 Uncertainty over Income Tax Treatment

The Interpretation clarifies the application of the recognition and measurement criteria in AASB 112 Income Taxes when there is uncertainty over income tax treatments. The Interpretation specifically addresses the following:

•	Whether an entity considers uncertain tax treatments separately;
•	The assumptions an entity makes about the examination of tax treatments by taxation authorities;
•	How an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates; and
•	How an entity considers changes in facts and circumstances.

An entity has to determine whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments. The approach that better predicts the resolution of the uncertainty needs to be followed. The Group applies significant judgement in identifying uncertainties over income tax treatments.

The Group assessed whether the Interpretation had an impact on its consolidated financial statements. Upon adoption of the Interpretation, the Group concluded that the only uncertain tax positions it has are related to federal and California R&D credits. There are no interest and penalties on the uncertain tax positions as there would be nothing owed to the federal or CA taxing authorities if the R&D credit carryforwards were reduced considering that there was no past tax that was offset by R&D credits. The interpretation did not have an impact on the consolidated financial statements of the Group.

New standards and interpretations not yet adopted

Certain new accounting standards and interpretations have been published that are not mandatory for 31 December 2019 reporting periods and have not been early adopted by the Group. The Group’s assessment of the impact of these new standards and interpretations is set out below.

Amendment to Conceptual Framework for Financial Reporting

The revised Conceptual Framework includes some new concepts, provides updated definitions and recognition criteria for assets and liabilities and clarifies some important concepts. It is arranged in eight chapters, as follows:

► Chapter 1 – The objective of financial reporting

► Chapter 2 – Qualitative characteristics of useful financial information

► Chapter 3 – Financial statements and the reporting entity

► Chapter 4 – The elements of financial statements

► Chapter 5 – Recognition and derecognition

► Chapter 6 – Measurement

► Chapter 7 – Presentation and disclosure

► Chapter 8 – Concepts of capital and capital maintenance

AASB 2019-1 has also been issued, which sets out the amendments to Australian Accounting Standards, Interpretations and other pronouncements in order to update references to the revised Conceptual Framework. The changes to the Conceptual Framework may affect the application of accounting standards in situations where no standard applies to a particular transaction or event.

Pivotal Systems Corporation	26

Notes to the Consolidated Financial Statements

Note 1. Significant accounting policies (continued)

New standards and interpretations not yet adopted (continued)

In addition, relief has been provided in applying AASB 3 and developing accounting policies for regulatory account balances using AASB 108, such that entities must continue to apply the definitions of an asset and a liability (and supporting concepts) in the Framework for the Preparation and Presentation of Financial Statements (July 2004), and not the definitions in the revised Conceptual Framework.

The amendments apply prospectively on or after 1 January 2020, with no material effect to the Group.

Amendments to AASB 3: Definition of a Business

The Standard amends the definition of a business in AASB 3 Business Combinations. The amendments clarify the minimum requirements for a business, remove the assessment of whether market participants are capable of replacing missing elements, add guidance to help entities assess whether an acquired process is substantive, narrow the definitions of a business and of outputs, and introduce an optional fair value concentration test.

Since the amendments apply prospectively to transactions or other events that occur on or after the date of first application, being 1 January 2020, the Group will not be affected by these amendments on the date of transition and on foreseeable future transactions.

Amendments to AASB 101: Definition of Material

This Standard amends AASB 101 Presentation of Financial Statements and AAS 108 Accounting Policies, Changes in Accounting Estimates and Errors to align the definition of ‘material’ across the standards and to clarify certain aspects of the definition. The amendments clarify that materiality will depend on the nature or magnitude of information. An entity will need to assess whether the information, either individually or in combination with other information, is material in the context of the financial statements. A misstatement of information is material if it could reasonably be expected to influence decisions made by the primary users.

The amendments apply prospectively on or after 1 January 2020, with no material effect to the Group.

Note 2. Revenue from contracts with customers

	2019 US$’000	2018 US$’000
Product revenue (recognised at a point in time)	15,564	20,371
Provision for sales returns	(255)	(43)
Net revenue from contracts with customers	15,309	20,328

The following table reflects net revenue by type of customer:

	2019 US$’000	2018 US$’000
Integrated device manufacturer (IDM)	3,214	7,150
Original equipment manufacturer (OEM)	12,095	13,178
Net revenue from contracts with customers	15,309	20,328

Pivotal Systems Corporation	27

Notes to the Consolidated Financial Statements

Note 2. Revenue from contracts with customers (continued)

Accounting policy for revenue recognition

The Group earns revenue from contracts with customers, primarily through the design, development, manufacture and sale of gas flow controllers. Our contracts are priced based on the specific negotiations with each customer.

Pivotal accounts for a contract when it has approval and commitment from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable.

Pivotal recognizes revenue from product sales when the customer obtains control of the Group’s product, which occurs at a point in time, typically upon delivery to the customer. Taxes collected from customers relating to product sales and remitted to governmental authorities are excluded from revenues. The Group expenses incremental costs of obtaining a contract as and when incurred because the expected amortization period of the asset that the Group would have recognized is one year or less.

Revenues from product sales are recorded at the net sales price (transaction price), which includes estimates of variable consideration for which reserves are established and which result from discounts, returns, and other allowances that are offered within contracts between the Group and its customers.

Revenue is disaggregated by type of customer and by geography as we believe it best depicts how the nature, amount, timing, and uncertainty of our revenue and cash flows are affected by economic factors. Revenues by geography are based on the shipping address of the customer. Refer to Note 7 Operating segment for disaggregation of revenue by geography.

The timing of revenue recognition may differ from the time of billing to the customers. Generally, the payment terms of the Group’s offerings range from 30 to 90 days of the invoice date. Receivables primarily relate to the Groups right to consideration for performance obligations completed and billed at the reporting date for which Pivotal has an unconditional right to consideration before it invoices the customer. Such amounts are commonly referred to as trade receivables. Refer to Note 13 Financial assets and liabilities. When another party is involved in the provision of goods or services to a customer, Pivotal is generally the principal in its transactions and therefore reports gross revenue based on the billed amounts to its customers.

Contract liabilities consist of advance consideration received from customers and billings in excess of revenue recognized and deferred revenue, which precede the Group’s satisfaction of the associated performance obligation(s). The Group’s contract liabilities primarily result from customer payments received upfront for performance obligations that are satisfied at a point in time. Contract liabilities are recognized as revenue when the goods are delivered to our customer. The Group does not have contract liabilities as of 31 December 2019 (2018: Nil).

Due to the relationship between the Group’s performance and the customer’s payment, Pivotal typically does not have conditional rights to consideration in exchange for goods or services transferred to a customer. Generally, Pivotal has the right to bill the customer as goods are delivered and services are provided, which results in the Group’s right to payment being unconditional. Therefore, our balance sheet does not present contract assets.

Due to the nature of the product, each contract with a customer has distinct performance obligations that are capable of being distinct on their own and within the context of the contract. Additionally, based on the contract terms, which generally include performance obligations subject to cancellation terms, the Group does not have material unsatisfied performance obligations as of 31 December 2019 (2018: Nil).

Pivotal Systems Corporation	28

Notes to the Consolidated Financial Statements

Note 2. Revenue from contracts with customers (continued)

Accounting policy for revenue recognition (continued)

Determination of transaction price

Transaction price includes estimates of variable consideration which may result from discounts, returns and other allowances for which reserves are established. When applicable, these reserves are based on the amounts earned or to be claimed on the related sales and are classified as reductions of accounts receivable. Where appropriate, these estimates take into consideration a range of possible outcomes that are probability-weighted for relevant factors such as Pivotal’s historical experience, current contractual and statutory requirements, specific known market events and trends, industry data and forecasted customer buying and payment patterns. The amount of variable consideration that is included in the transaction price may be constrained and is included in the net sales price only to the extent that it is probable that a significant reversal in the amount of the cumulative revenue recognized will not occur in a future period. Actual amounts of consideration ultimately received may differ from the Group’s estimates. If actual results in the future vary from the Group’s estimates, Pivotal will adjust these estimates, which would affect net product revenue and earnings in the period such variances become known.

Note 3. Expenses

Net Loss before income tax includes the following specific expenses:

	2019 US$’000	2018 US$’000
Research & development
Amortization of capitalized development costs (Note 12)	2,281	2,799
Salary and benefits	776	250
Impairment of capitalized development costs (Note 12)	22	-
Other	442	90
	3,521	3,139
Selling & marketing
Salary and benefits	1,265	787
Commissions and bonuses	733	1,451
Travel and outside services	752	499
Other	430	438
	3,180	3,175
General & administrative
Salary and benefits	1,725	1,213
Travel and outside services	1,613	1,397
IPO costs	-	725
Bad debt expense	600	-
Other	997	532
	4,935	3,867

Pivotal Systems Corporation	29

Notes to the Consolidated Financial Statements

Note 3. Expenses (continued)

Accounting policy for expenses

Research costs

Expenditure on research activities, undertaken with the prospect of obtaining new technical knowledge and understanding, is recognized in the statement of profit or loss and other comprehensive income as an expense when it is incurred.

Commissions and Bonuses

Commissions and Bonuses are mainly comprised of commissions paid for the initial contract with a customer and for contract renewals and are classified as selling and marketing expenses in the consolidated statement of profit or loss and other comprehensive income. Renewal commissions are considered to be commensurate with the initial contract commissions. As a result, Pivotal amortizes the commission costs, for a new contract or a contract renewal, over the initial contract term, which is less than a year. Additionally, Pivotal applies the practical expedient of expensing sales commissions as incurred considering that the amortization period is one year or less.

Other expenses

Other expenses classified according to their function, as selling & marketing or general &administrative, include expenses mainly related with facilities, materials, depreciation, and share-based payment transactions.

Pivotal Systems Corporation	30

Notes to the Consolidated Financial Statements

Note 4. Other Income and Expenses

	2019 US$’000	2018 US$’000
Finance income
Interest income	161	-
Foreign exchange gains	7	76
	168	76
Finance expense
Interest expense (1)	(217)	(152)
Other expenses
Loss from financial liabilities measured at fair value through the profit or loss (2)	-	(61,976)

(1)	As of 31 December 2019, interest expense included $78,101 implicit interest paid for the lease liability, according to the incremental borrowing rate under AASB 16, $101,431 related to borrowings and $38,000 for penalties paid for the cancellation of Certificates of Deposits (CDs) held in financial institutions prior to maturity. As of 31 December 2018, the Group classified its leases (as lessee) as an operating lease, therefore the implicit interest paid was not required to be recognized in the consolidated statement of profit and loss and other comprehensive income.

(2)	The Group’s preferred shares and warrant liabilities, designated at fair value through profit or loss, were converted to common stock on 2 July 2018. The financial effect of fair value remeasurement prior to conversion is reflected in the statement of profit or loss and other comprehensive income in the prior year.

Accounting policy for finance income and expense

Finance income

Interest revenue is recognised as interest accrues using the effective interest method. This is a method of calculating the amortised cost of a financial asset and allocating the interest income over the relevant period using the effective interest rate, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset.

Finance Expense

Finance costs that are attributable to qualifying assets are capitalised as part of the asset. All other finance costs are expensed in the period in which they are incurred.

Pivotal Systems Corporation	31

Notes to the Consolidated Financial Statements

Note 5. Income tax expense

	2019 US$’000	2018 US$’000
Deferred tax	-	-
Current tax	-	-
Aggregate income tax expense	-	-
Effective tax rate:	0.00%	0.00%
Net Loss before income tax expense	(9,955)	(66,103)
Tax at the statutory tax rate of 21% (2018: 21%)	(2,091)	(13,882)

Tax effect amounts which are not deductible/(taxable) in calculating taxable income:
Temporary differences	(34)	(166)
Permanent differences	104	24
Disallowable expenses	-	12,899
Unutilized losses carried forward	2,021	1,125
Effect on unutilized losses of future reduction in tax rate to 21%	-	-
Income tax expense	-	-

Based on historical losses and the expectation of future losses, management cannot conclude that it is more likely than not that the net deferred tax assets will be fully realizable. Accordingly, the Group has provided a full valuation allowance against its net deferred tax assets for the financial years ended 31 December 2019 and 31 December 2018.

As of 31 December 2019, the Group had federal and state net operating loss carry forwards of approximately $39.1 million and $5.2 million (2018: $30.2 million and $4.8 million), respectively, available to reduce future taxable income, if any. The net operating loss carry forwards will expire beginning 2032 through 2039 for California income tax purposes. Beginning in 2018 Federal net operating losses are carried forward indefinitely.

As of 31 December 2019, the Group had federal and state research credit carry forwards of $0.4 million (2018: $0.4 million) and $1.2 million (2018: $1.0 million). Federal tax credits begin to expire in 2037. The state tax credits have no expiration date.

Utilization of the net operating loss carry forwards and credits may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

Accounting policy for Income tax

The income tax expense for the year comprises current income tax expenses and deferred tax expenses.

Current income tax expense charged to the profit or loss in the tax payable on taxable income for the current period. Current tax liabilities are measured as the amounts expected to be paid to the relevant tax authority using the tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period.

Pivotal Systems Corporation	32

Notes to the Consolidated Financial Statements

Note 5. Income tax expense (continued)

Deferred income tax expense reflects movements in deferred tax asset and deferred tax liability balances during the year as well as unused tax losses.

Deferred tax assets and liabilities are calculated at the tax rates that are expected to apply to the period when the asset is realized, or the liability is settled, and their measurement also reflects the manner in which management expects to recover or settle the carrying amount of the related asset or liability.

Deferred tax assets relating to temporary differences and unused tax losses are only recognized to the extent that it is probably that future taxable profit will be available against which the benefits of the deferred tax asset can be utilized.

Deferred tax assets and liabilities are offset only where there is a legally enforceable right to offset current tax assets against current tax liabilities and deferred tax assets against deferred tax liabilities; and they relate to the same taxable authority on either the same taxable entity or different taxable entities which intend to settle simultaneously.

Critical accounting judgements, estimates and assumptions

The Group is subject to income taxes in the jurisdictions in which it operates. Significant judgement is required in determining the provision for income tax. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Group recognizes liabilities for anticipated tax audit issues based on the Group's current understanding of the tax law. Where the final tax outcome of these matters is different from the carrying amounts, such differences will impact the current and deferred tax provisions in the period in which such determination is made.

Note 6. Net loss per share

Basic net loss per share has been computed by dividing the net loss by the weighted-average number of shares of common stock outstanding during the period. Diluted net loss per share is calculated by dividing net loss by the weighted-average number of shares of common stock and potential dilutive securities outstanding during the period.

Because the Group is in a net loss position, diluted net loss per share excludes the effects of common stock equivalents consisting of stock options, preferred shares and warrants, which are all anti-dilutive. The total number of shares subject to stock options were excluded from consideration in the calculation of diluted net loss per share.

	2019 US$’000	2018 US$’000
Net loss attributable to ordinary equity holders of Pivotal Systems Corporation used in calculating basic and diluted loss per share:	(9,955)	(66,103)

	Number	Number
Weighted average number of ordinary shares for basic and diluted loss per share	111,132,123	63,574,081

	US$	US$
Basic and diluted loss per share	(0.09)	(1.04)

Pivotal Systems Corporation	33

Notes to the Consolidated Financial Statements

Note 7. Operating segments

For operating purposes, the Group is organized into one main operating segment, focused on the technological design, development, manufacture and sale of high-performance gas flow controllers.

All the activities of the Group are interrelated, and each activity is dependent on the others. Accordingly, all significant operating disclosures are based upon analysis of the Group as one segment. The financial results from this segment are equivalent to the financial statements of the Group as a whole.

Pivotal Systems Corporation derives all of the revenue of the Group and maintains the majority of the assets in the United States.

Geographically, the Group has the following revenue information based on the location of its customers:

	2019 US$’000	2018 US$’000
Asia	9,533	15,540
North America	5,776	4,788
	15,309	20,328
The following customers accounted for more than 10% of revenues:
Customer A	48%	47%
Customer B	15%	34%
Customer C	28%	15%
	91%	96%

Note 8. Current assets - cash and cash equivalents

	2019 US$’000	2018 US$’000
Cash at bank	5,446	17,489
Cash and cash equivalents	5,446	17,489

Minimum cash requirement

Pursuant to the credit facility, the Company is required to maintain $2 million minimum cash balance in the bank account with Bridge Bank. There are no restrictions or other limitations on the use of cash and cash equivalents.

Accounting policy for cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less or that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Pivotal Systems Corporation	34

Notes to the Consolidated Financial Statements

Note 8. Current assets - cash and cash equivalents (continued)

Reconciliation of Cash Outflow from Operating Activities with Net Loss for the year

	2019 US$’000	2018 US$’000
Loss for the year	(9,955)	(66,103)
Depreciation expense	256	342
Amortization expense for development costs and patents	2,289	2,818
Amortization expense for ROU Assets	205	-
Impairment of capitalized development costs	22	-
Share based payment expense reported as operating activities	439	70
Fair value remeasurement of financial liabilities	-	61,976
Put option reported as operating activity	-	(315)
Interest paid reported as financing activity	-	120
Loss on sale of equipment	3	-
Foreign exchange gain	(7)	(81)
Change in operating assets and liabilities
Increase in trade and other receivables	(1,954)	(1,307)
Increase in inventories	(2,474)	(1,660)
Increase in other current assets	(20)	(215)
(Decrease)/Increase in trade and other payables	(401)	889
Increase in employee benefits	20	82
Increase/(decrease) in provisions	80	(349)
Net Cash Outflow from operating activities	(11,497)	(3,733)

Non-cash transactions:

Non-cash Financing activities in the Consolidated Statement of Cashflows in the prior year includes $102.14 million relating to the conversion of preferred shares and warrants into common stock as a result of the Group’s Initial Public Offering.

Note 9. Current assets - inventories

	2019 US$’000	2018 US$’000
Raw materials	7,394	5,187
Work in progress	1,054	845
Finished goods	827	804
Inventories - gross	9,275	6,836
Less: Provision for impairment	(529)	(489)
Inventories - net	8,746	6,347

Pivotal Systems Corporation	35

Notes to the Consolidated Financial Statements

Note 9. Current assets - inventories (continued)

Accounting policy for inventories

Raw materials, work in progress and finished goods are stated at the lower of cost and net realizable value on a 'first in first out' basis. Cost comprises of direct materials and delivery costs, direct labor, import duties and other taxes, an appropriate proportion of variable and fixed overhead expenditure based on normal operating capacity. Costs of purchased inventory are determined after deducting rebates and discounts received or receivable.

The Group’s inventories are concentrated in high-technology parts and components that may be specialized in nature or subject to rapid technological obsolescence. These factors are considered in estimating required reserves to state inventories at the lower of cost or net realizable value.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

Critical accounting judgements, estimates and assumptions

The provision for impairment of inventories assessment requires a degree of estimation and judgement. The level of the provision is assessed by taking into account the recent sales experience, the ageing of inventories and other factors that affect inventory obsolescence.

Shipping and handling costs associated with outbound freight after control over a product has transferred to a customer are accounted for as a fulfillment cost and are in included in cost of goods sold.

Note 10. Current assets - other assets

	2019 US$’000	2018 US$’000
Prepaid expenses	314	325
Other assets	-	9
	314	334

Pivotal Systems Corporation	36

Notes to the Consolidated Financial Statements

Note 11. Non-current assets - property, plant and equipment

	2019 US$’000	2018 US$’000
Leasehold improvements - at cost	61	31
Less: Accumulated depreciation	(21)	(13)
Net book value leasehold improvements	40	18

Plant and equipment - at cost	1,813	1,553
Less: Accumulated depreciation	(1,546)	(1,269)
Net book value plant and equipment	267	284

Net book value property, plant and equipment	307	302

	Leasehold improvements US$’000	Plant & equipment US$’000	Total US$’000
Balance at 1 January 2018	-	341	341
Additions	20	323	343
Costs of assets impaired		(123)	(123)
Accumulated depreciation of assets impaired	-	120	120
Depreciation expense	(2)	(377)	(379)
Balance at 31 December 2018	18	284	302
Additions	30	266	296
Cost of disposals	-	(5)	(5)
Accumulated depreciation of assets disposed of	-	2	2
Depreciation expense	(8)	(280)	(288)
Balance at 31 December 2019	40	267	307

Reconciliation of depreciation expense		2019 US$’000	2018 US$’000
Depreciation allocated to capitalized development costs		31	37
Depreciation expensed to research & development costs		14	4
Depreciation expensed to selling & marketing		127	4
Depreciation expensed to general & administrative		33	15
Depreciation expensed to cost of goods sold		83	319
Total depreciation expense		288	379

Pivotal Systems Corporation	37

Notes to the Consolidated Financial Statements

Note 11. Non-current assets - property, plant and equipment (continued)

Accounting policy for property, plant and equipment

Plant and equipment are stated at cost less accumulated depreciation and any accumulated impairment losses. Cost includes expenditure that is directly attributable to the acquisition of the items. Subsequent costs are included in the assets carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably.

Plant and equipment are depreciated, and leasehold improvements are amortized, over their estimated useful lives using the straight-line method.

The expected useful lives of the assets are as follows:

Plant & equipment	2-5 years
Leasehold improvements	over the remaining lease term

The residual values and useful lives are reviewed, and adjusted if appropriate, at each statement of financial position date or when there is an indication that they have changed.

A carrying amount is written down immediately to its recoverable amount if the carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in the statement profit or loss and other comprehensive income.

Critical accounting judgements, estimates and assumptions

Estimation of useful lives of assets

The Group determines the estimated useful lives and related depreciation and amortization charges for its property, plant and equipment and finite life intangible assets. The useful lives could change significantly as a result of technical innovations or some other event. The depreciation and amortization charge will increase where the useful lives are less than previously estimated lives, or technically obsolete or non-strategic assets that have been abandoned or sold will be written off or written down.

Pivotal Systems Corporation	38

Notes to the Consolidated Financial Statements

Note 12. Non-current assets - intangible assets

		2019 US$’000	2018 US$’000
Patent – at cost		50	50
Less: Accumulated amortization		(50)	(42)
		-	8

Capitalized development – at cost		22,361	18,845
Less: Accumulated amortization		(12,057)	(9,775)
		10,304	9,070

Net written down value intangible assets		10,304	9,078

	Patent US$’000	Capitalized Development US$’000	Total US$’000
Balance at 1 January 2018	27	8,322	8,349
Additions	-	3,547	3,547
Amortization expense	(19)	(2,799)	(2,818)
Balance at 31 December 2018	8	9,070	9,078
Additions	-	3,537	3,537
Impairment of costs	-	(22)	(22)
Amortization expense	(8)	(2,281)	(2,289)
Balance at 31 December 2019	-	10,304	10,304

Accounting policy for intangible assets

Development costs

Development costs on an individual project are recognized as an intangible asset when the Group can demonstrate:

•	The technical feasibility of completing the intangible asset so that the asset will be available for use or sale.

•	Its intention to complete and its ability and intention to use or sell the asset.

•	How the asset will generate future economic benefits.

•	The availability of resources to complete the asset.

•	The ability to measure reliably the expenditure during the development.

Pivotal Systems Corporation	39

Notes to the Consolidated Financial Statements

Note 12. Non-current assets - intangible assets (continued)

The costs that are eligible for capitalization of development costs are the following:

•	Hardware and Software engineers’ compensation for time directly attributable to coding the software.

•	An allocated amount of direct costs, such as overhead related to programmers and the facilities they occupy.

•	Costs associated with testing the software for market (i.e. alpha, beta tests).

•	Borrowing costs.

•	Patents acquisition and registration costs (patents, application fees, and legal fees).

•	Other direct developing costs that are incurred to bring the hardware with embedded software to market.

Following initial recognition of the development expenditure as an asset, the asset is carried at cost less any accumulated amortization and accumulated impairment losses. Amortization of the asset begins when development is complete and the asset is available for use. Development costs are amortized on a straight-line basis over the finite life based on the period of expected future sales from the related project which is 5 years. Amortization is recorded in profit or loss.

During the period of development, the asset is tested for impairment annually. At the end of the year, the Group has considered indicators of impairment of the intangible assets and determined there were none.

Patents and trademarks

Significant costs associated with patents and trademarks are deferred and amortized on a straight-line basis over the period of their expected benefit, being their finite life of 5 years.

Critical accounting judgements, estimates and assumptions

Capitalized development costs

The Group capitalizes development costs for a project in accordance with the accounting policy. Initial capitalization of cost is based on management’s judgement that technological and economic feasibility is confirmed. In determining the amounts to be capitalized, management makes assumptions regarding the expected future cash generation of the project, discount rates to be applied and the expected period of the benefits.

Impairment of intangible assets

The Group assesses impairment of intangible assets other than goodwill at each reporting date by evaluating conditions specific to the Group and to the particular asset that may lead to impairment. If an impairment trigger exists, the recoverable amount of the asset is determined. This involves fair value less costs of disposal or value-in-use calculations, which incorporate a number of key estimates and assumptions.

Pivotal Systems Corporation	40

Notes to the Consolidated Financial Statements

Note 13. Financial assets and liabilities

Set out below is an overview of financial assets (other than cash and short term deposits) and financial liabilities held by the Group as at 31 December 2019:

	2019 US$’000	2018 US$’000
Financial assets
Trade and other receivables	6,423	3,870
Less: Credit loss allowance	(600)	-
Total financial assets	5,823	3,870

Current	5,823	3,870
Non-current	-	-
Total financial assets	5,823	3,870

Financial liabilities
Trade and other payables	4,970	5,336
Borrowings (1)	2,756	-
	7,726	5,336

Current	7,726	5,336
Non-current	-	-
Total financial liabilities	7,726	5,336

(1)	Bridge Bank Loan

	Bridge Bank US$’000	Total US$’000
Balance as at 1 January 2018	3,008	3,008
Financial liability with Bridge Bank (1)	1,917	1,917
Interest accrued on facility	152	152
Interest paid on facility	(152)	(152)
Repayment of facility (1)	(4,925)	(4,925)
Balance as at 31 December 2018	-	-

Financial liability with Bridge Bank (2)	3,000	3,000
Interest accrued on facility	55	55
Interest paid on facility	(49)	(49)
Repayment of facility	(250)	(250)
Balance as at 31 December 2019	2,756	2,756

Pivotal Systems Corporation	41

Notes to the Consolidated Financial Statements

Note 13. Financial assets and liabilities (continued)

(1)	Bridge Bank Loan

On 31 March 2017, the Company entered into a Debt Facility Agreement with Bridge Bank for a first tranche of US$2.5 million and an additional amount of US$925,000 subject to the achievement of certain funding milestones which were completed in September 2017. Interest accrued at a per annum rate equal to 2% above the Prime Rate.

The Company also held a US $1.5million AR line of credit with Bridge Bank with an interest rate of the Bank’s prime rate plus 1.25%. The facility term provided interest only payments until 31 August 2017 with repayments of principal and interest for 24 months thereafter.

On 8 January 2018, the Company amended the loan agreement with Bridge Bank, allowing the Company to borrow an aggregate of US $4.0 million. An additional advance of US $1.9 million was made to the Company on 9 January 2018. The amended agreement acknowledged the Company was not in compliance with their financial covenants as of 30 November 2017 and offered a waiver on the default.

The Bridge Bank loan was secured over all personal property of the Company, whether presently existing or hereafter created or acquired, as per the loan agreement.

The loan was repaid on 31 July 2018 and incurred an early payment fee of US$0.12 million.

(2)	Bridge Bank Loan

On 27 August 2019, the Company closed a US$10.0 million business financing agreement with Bridge Bank, a division of Western Alliance Bank (NYSE: WAL). The facility is secured by all the assets of the Company and is comprised of:

•	US$7.0 million working capital revolving credit line (“Revolving Credit Line”); and

•	US$3.0 million term loan line of credit (“Term Loan”).

The amount of liquidity available under the US$7.0 million Revolving Credit Line is based upon the Company’s balances and composition of eligible customer receivables and inventory, as well as other factors. Amounts borrowed under the Revolving Credit Line mature and become due and payable in 24 months, unless extended by the parties. The Revolving Credit Line bears interest at a rate equal to 1% above the Prime Rate, floating on the average outstanding balance.

The US$3.0 million Term Loan provides funds for capital expenditures and other corporate purposes and is payable in thirty-six (36) equal monthly installments of principal, plus all accrued interest commencing in October 2019. The term loan bears interest at a rate equal to 1.5% above the Prime Rate, floating on the average outstanding balance and has a US$75,000 fee payable upon the earlier of payoff or final principal payment.

The Prime Rate for both, the Revolving Credit Line and the Term Loan, has a floor of 5.25%. The transaction costs payable upon execution of the facility were US$25,000.

On 3 September 2019, the Company drew down the Term Loan for US$3.0 million. As of 31 December 2019, $0.25 million of the Term Loan has been repaid and the Revolving Credit Line was not utilized.

The Company has not complied with the financial covenants of its borrowing facilities outstanding as of 31 December 2019 to the extent of the adjusted current ratio which was 1.10:1.00, instead of 1.25:1.00, including the liquidity covenant for which Pivotal’s unrestricted cash and cash equivalents maintained with lender should not be less than US$2.0 million at any time.

The facility is secured by all the assets of the Company.

Pivotal Systems Corporation	42

Notes to the Consolidated Financial Statements

Note 13. Financial assets and liabilities (continued)

On 30 January 2020, Bridge Bank provided a waiver of the defaults, and a forbearance from exercising its remedies under the financing agreement upon achievement of equity financing of at least US$10.0 million, subject to a forbearance period ended on February 28, 2020, the achieving of the bona fide equity event, or the occurrence of any new default or certain event of default under the financing agreement, whichever occurs first.

On 20 February 2020 the Company achieved the equity financing and received US$10.00 million. Due to this financing, the Company is in compliance with the financial covenants agreed with Bridge Bank. Had the Company received a waiver on or before 31 December 2019, US$1.76 million of current borrowings would have been classified as non-current. Refer to Note 22: Events after the reporting period.

Accounting policy for trade and other receivables

Trade receivables and other receivables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method, less any provision for expected credit loss. Trade receivables generally have 30 to 90-day payment terms.

Collectability of trade receivables is reviewed on an ongoing basis in accordance with the expected credit loss (“ECL”) model. The Group applies the AASB 9 simplified approach to measuring expected credit loses which uses a lifetime expected loss allowance for all trade receivables and other receivables. Payment is usually received between 45 and 90 days. No interest is charged on outstanding trade and other receivables.

The ECL assessment completed by the Group as at 31 December 2019 has resulted in a credit loss of $600,000 which has been recognized in the consolidated statement of profit or loss and other comprehensive (2018: $Nil).

The Group also write-off a trade receivable when there is information indicating that the debtor is in severe financial difficulty and there is no realistic prospect of recovery (e.g. when the debtor has been placed under liquidation or has entered into bankruptcy proceedings, or when the trade receivable are over two years past due, whichever occurs earlier).

Accounting policy for trade and other payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of the financial year and which are unpaid. Due to their short-term nature they are measured at amortized cost and are not discounted. The amounts are unsecured and are usually paid within 30 days of recognition.

Accounting policy for Borrowings

Loans and borrowings are initially recognized at the fair value of the consideration received, net of transaction costs. They are subsequently measured at amortized cost using the effective interest method.

Borrowing costs are capitalized as part of the cost of a qualifying asset when it takes a substantial period of time to get ready for its intended use or sale. The Group capitalized borrowing costs for an internally generated intangible asset in the development phase since 2015. The interest capitalization rate is applied only to costs that themselves have been capitalized as development costs.

For all the borrowings, the fair values are not materially different from their carrying amounts, since the interest payable on those borrowings are close to current market rates.

Pivotal Systems Corporation	43

Notes to the Consolidated Financial Statements

Note 13. Financial assets and liabilities (continued)

Fair value hierarchy.

The Group classified the fair value of the financial instruments according to the following fair value hierarchy based on the amount of observable inputs used to value the instruments:

•	Level 1 – Values based on unadjusted quoted prices available in active markets for identical assets or liabilities as of the reporting date.

•	Level 2 – Values based on inputs, including quoted prices, time value and volatility factors, which can be substantially observed or corroborated in the marketplace. Prices in Level 2 are either directly or indirectly observable as of the reporting date.

•	Level 3 – Values based on prices or valuation techniques that are not based on observable market data.

Note 14. Current provisions - employee benefits

	2019 US$’000	2018 US$’000
Provision for annual leave	443	423
	443	423
Movement in provision for annual leave:
Opening balance	423	341
Additions	276	201
Leave taken	(256)	(119)
Closing balance	443	423

Accounting policy for employee benefits

Provisions for wages and salaries, including non-monetary benefits and annual leave expected to be settled wholly within 12 months of the reporting date are measured at the amounts expected to be paid when the balances are settled.

Note 15. Current provisions - warranty provision

	2019 US$’000	2018 US$’000
Provision for warranty	189	110
	189	110
Movement in provision for warranty:
Opening balance	110	459
Additions	189	110
Expired warranties	(110)	(459)
Closing balance	189	110

Pivotal Systems Corporation	44

Notes to the Consolidated Financial Statements

Note 15. Current provisions - warranty provision

Accounting policy for provisions

The provision represents the estimated warranty claims in respect of products sold which are still under warranty at the reporting date. The provision is estimated based on historical warranty claim information, sales levels and any recent trends that may suggest future claims could differ from historical amounts.

Critical accounting judgements, estimates and assumptions

In determining the level of provision required for warranties the Group has made judgements in respect of the expected performance of the products, the number of customers who will actually claim under the warranty and how often, and the costs of fulfilling the conditions of the warranty. The provision is based on estimates made from historical warranty data associated with similar products and services.

Note 16. Equity - Contributed equity

	2019 Number	2019 US$’000	2018 Number	2018 US$’000
Shares of Common Stock	113,269,313	171,315	110,998,864	170,818
	113,269,313	171,315	110,998,864	170,818

(a)	Movements in Shares of Common Stock

	Shares Number	US$’000
Balance as at 1 January 2018	15,056,268	43,263
Shares issued on exercise of warrants	1,418,734	532
Shares issued on exercise of options (Note 18)	274,424	61
Shares issued on conversion of warrant prior to IPO	20,833,567	28,614
Shares issued on conversion of preferred stock prior to IPO	54,061,032	73,523
	91,644,025	145,993
New shares issued on completion of IPO	19,354,839	26,586
Share issue costs related to listing on the ASX	-	(1,761)
Balance as at 31 December 2018	110,998,864	170,818

Shares issued on exercise of options (Note 18)	2,270,449	502
Share issue costs related to listing on the ASX	-	(5)
Balance as at 31 December 2019	113,269,313	171,315

Pivotal Systems Corporation	45

Notes to the Consolidated Financial Statements

Note 16. Equity - Contributed equity

Terms and conditions of contributed equity

Ordinary Shares (Common Stock)

The holders of ordinary shares participate in dividends and the proceeds on the winding up of the Company in proportion to the number of and amounts paid on the shares held. The fully paid ordinary shares have a par value of $0.00001 and the Company has a limited amount of authorized capital of 370,000,000 shares, 250,000,000 of which are designated “Common Stock” and 120,000,000 of which are designated “Common Prime Stock”.

On a show of hands the holders of Common Stock are entitled for one vote for each share of common stock held at the meetings of stockholders (and written actions in lieu of meetings). There shall be no cumulative voting. They are also entitled to receive, when, as and if declared by the Board, out of any assets of the Company legally available therefor, any dividends as may be declared from time to time by the Board.

The holders of Common Prime Stock are not entitled to any voting rights or powers, except as otherwise required by law. They are also not entitled to share in any dividends or other distributions of cash, property or shares of the Company as may be declared by the Board on the Common Stock.

In connection with the Company’s IPO of CDIs which were issued on 2 July 2018, with each CDI representing an interest in one share of Common Stock, certain stockholders entered into an escrow agreement with the Company under which the stockholder agreed, among other things, to certain restrictions and prohibitions for a period of time (the “Lock-Up Period”), from engaging in transactions in the shares of Common Stock (including Common Stock in the form of CDIs), shares of Common Stock that may be acquired upon exercise of a stock option, warrant or other right, and shares of Common Stock that arise from such Common Stock (collectively, the “Restricted Securities”). The Restricted Securities shall automatically be converted into shares of Common Prime Stock, on a one for one basis if the Company determines, in its sole discretion, that the stockholder breached any term of the stockholder’s escrow agreement or breached the official listing rules of the ASX relating to the Restricted Securities. Any shares of Common Stock converted to Common Prime Stock under these terms should be automatically converted back into shares of Common Stock, on a one for one basis, upon the earlier to occur of (i) the expiration of the Lock-Up Period in the escrow agreement or the (ii) breach of the listing rules being remedied, as applicable.

Accounting policy for contributed equity

Shares of common stock are classified as equity.

Incremental costs directly attributable to the issue of new shares, warrants or options are shown in equity as a deduction, net of tax, from the proceeds.

Note 17. Capital management

Capital managed by the Board comprises contributed equity totaling $171.32 million (2018: $170.82 million). When managing capital, management’s objective is to ensure the entity continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders. Management also aims to maintain a capital structure that ensures the lowest cost of capital available to the entity. Managed capital is disclosed on the face of the statement of financial position and comprises contributed equity and reserves.

Pivotal Systems Corporation	46

Notes to the Consolidated Financial Statements

Note 17. Capital management (continued)

Management may adjust the capital structure to take advantage of favorable costs of capital or higher returns on assets. As the market is constantly changing, management may issue new shares or sell assets to raise cash, change the amount of dividends to be paid to shareholders (if at all) or return capital to shareholders.

During the financial year ending 31 December 2019, management did not pay a dividend and does not expect to pay a dividend in the foreseeable future.

The Company encourages employees to be shareholders through the Long Term Incentive Plan.

There were no changes in the Group’s approach to capital management during the year. Risk management policies and procedures are established with regular monitoring and reporting.

Neither the Group nor its subsidiaries are subject to externally imposed capital requirements.

Note 18. Share-based payments

Share based payment reserve

The reserve is used to recognize the value of equity benefits provided to employees, consultants and directors as part of their remuneration, and other parties as part of their compensation for services.

	WAEP $	Share options Number	Share Based Payment Reserve US$’000
Opening reserve 1 January 2018	0.26	13,831,980	1,179
Expense in the period		-	101
Granted	0.76	1,684,000	-
Exercised	0.22	(274,424)	-
Forfeited	0.31	(350,222)	-
Expired	0.26	(119,947)	-
Closing reserve 31 December 2018	0.31	14,771,387	1,280

Expense in the period		-	439
Granted	1.07	2,705,000	-
Exercised	0.22	(2,270,449)	-
Forfeited	0.40	(727,498)	-
Expired	4.62	(9,198)	-
Closing reserve 31 December 2019	0.46	14,469,242	1,719

Pivotal Systems Corporation	47

Notes to the Consolidated Financial Statements

Note 18. Share-based payments (continued)

Share based payment expense:

	2019 US$’000	2018 US$’000
Options issued to directors, employee and consultants	439	101
	439	101

The Company grants stock options to its employees, directors, and consultants for a fixed number of shares with an exercise price equal to or greater than the fair value of the common stock at the date of grant and expire no later than 10 years from the date of grant.

The 2003 Equity Incentive Plan expired in 2012 however 18,409 (2018: 27,607) unexercised options are still outstanding as at 31 December 2019.

The 2012 Equity Incentive Plan (the “Plan”) adopted on 29 June 2012 last amended on June 20, 2019 authorized the Company to grant incentive stock options and non-statutory stock options to employees, directors, and consultants for up to 22,226,575 (2018: 20,220,222) shares of common stock. Incentive Stock Options (ISO) may be granted only to employees. Nonqualified stock options may be granted to employees, directors and consultants. The Company issues new shares of common stock upon the exercise of stock options.

The Share Plan grants are based on employee’s contribution and commitment to the Company over a period of several years plus the ability of the employees to impact and influence the outcome and direction of the organization in the future. The shares under the Share Plan which are not yet vested will be accounted for as non-cash expense over the remainder of the vesting period.

Option Pricing Model

The fair value of the equity-settled share options granted throughout the year is estimated as at the date of grant using a Black Scholes Option Pricing Model. The following tables list the inputs to the models used for the valuation of options granted in the years ended 31 December 2019 and 2018.

	Grant date
	15-Apr-19	1-Aug-19	1-Aug-19	2-Sep-19
Number of options issued	100,000	955,000	1,640,000	10,000
Fair value at measurement date US$	0.30	0.41	0.40	0.382
Share price at grant date US$	1.08	0.99	0.99	0.99
Exercise price US$	1.33	1.10	1.10	1.02
Expected volatility	76%	66%	66%	66%
Vesting conditions	Type 6	Type 1	Type 2	Type 1

Pivotal Systems Corporation	48

Notes to the Consolidated Financial Statements

Note 18. Share-based payments (continued)

	Grant date
	15-Feb-18	28-Feb-18	28-Feb-18	29-Mar-18	15-Apr-18	15-Apr-18	1-Oct-18
Number of options issued	25,000	800,000	150,000	84,000	170,000	60,000	395,000
Fair value at measurement date US$	0.158	0.141	0.141	0.216	0.158	0.216	0.79
Share price at grant date US$	0.37	0.37	0.37	0.37	0.37	0.37	2.05
Exercise price US$	0.37	0.37	0.37	0.37	0.37	0.37	2.05
Expected volatility	46%	46%	46%	46%	46%	46%	45%
Vesting conditions	Type 1	Type 4	Type 5	Type 3	Type 1	Type 2	Type 1

Vesting conditions
Type 1	25% of the options vest 12 months from vesting date, with the remaining 75% vesting on a monthly basis over the following 36 months.
Type 2	Options vest on a monthly basis over 48 months from vesting start date.
Type 3	Options vest on a monthly basis over 36 months from vesting start date.
Type 4

Options vest in four equal tranches subject to (a) the achievement individually of Milestones and (b) each tranche vesting 25% per year on each anniversary of the grant date, and subject to Single-Trigger change of control conditions.

Type 5	Options vest in two equal tranches subject to achievement of certain Milestones and each tranche vesting 25% per year on each anniversary of the grant date.
Type 6	Options vest on a quarterly basis over the three-year period from vesting start date.

The weighted average remaining contractual life for the share options outstanding at 31 December 2019 is 6.01 years (2018: 6.34 years). The weighted average fair value of options granted during the year was $0.39 (2018: $0.31). The range of exercise prices for options outstanding at the end of the current and prior year was $0.1 to $38.35.

The expected dividend yield for all options granted during these periods was nil. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends, which may not necessarily be the actual outcome.

Pivotal Systems Corporation	49

Notes to the Consolidated Financial Statements

Note 18. Share-based payments (continued)

Accounting policy for share-based payments

The Company provides benefits to employees (including Directors) in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares (equity-settled transactions) via the 2017 Omnibus Incentive Plan (“the Plan”).

The terms of the share options are as determined by the Board. The cost of these equity-settled transactions to employees is measured by reference to the fair value at the date at which they are granted. The fair value is determined by using a Black & Scholes model.

In valuing equity-settled transactions, no account is taken of any vesting conditions, other than conditions linked to the price of the shares of the Company (market conditions) if applicable.

The cost of equity-settled transactions is recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled (the vesting period), ending on the date on which the relevant employees become fully entitled to the award (the vesting date).

At each subsequent reporting date until vesting, the cumulative charge to the statement of profit or loss and other comprehensive income is the product of (i) the grant date fair value of the award; (ii) the current best estimate of the number of awards that will vest, taking into account such factors as the likelihood of employee turnover during the vesting period and the likelihood of non-market performance conditions being met; and (iii) the expired portion of the vesting period.

The charge to the statement of profit or loss and other comprehensive income for the period is the cumulative amount as calculated above less the amounts already charged in previous periods. There is a corresponding credit to equity.

Until an award has vested, any amounts recorded are contingent and will be adjusted if more or fewer awards vest than were originally anticipated to do so. Any award subject to a market condition is considered to vest irrespective of whether or not the market condition is fulfilled, provided that all other conditions are satisfied.

If a non-vesting condition is within the control of the Company or the employee, the failure to satisfy the condition is treated as a cancellation. If a non-vesting condition within the control of neither the Company nor employee is not satisfied during the vesting period, any expense for the award not previously recognized is recognized over the remaining vesting period, unless the award is forfeited.

Critical accounting judgements, estimates and assumptions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined by using the Black Scholes option pricing model, using the assumptions noted above. The accounting estimates and assumptions relating to equity-settled share-based payments would have no impact on the carrying amounts of assets and liabilities in the next annual reporting period but may impact expenses and equity.

Note 19. Contingent liabilities and contingent assets

The Group has no material contingent liabilities or contingent assets as at 31 December 2019 (2018: Nil).

Pivotal Systems Corporation	50

Notes to the Consolidated Financial Statements

Note 20. Financial Risk Management

The Group’s activities expose it to a variety of financial risks: market risk (including foreign exchange risk, price risk and interest rate risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance of the Group. The Group uses different methods to measure different types of risk to which it is exposed. These methods include sensitivity analysis in the case of interest rate and other price risks, ageing analysis for credit risk and liquidity risk.

Risk management is carried out by senior finance executives (“Finance”). Risk management includes identification and analysis of the risk exposure of the Group and appropriate procedures, controls and risk limits. Finance identifies, evaluates and hedges financial risks within the Group’s operating units. Finance reports to the Board on a quarterly basis.

The Group financial instruments consist mainly of deposits with banks, accounts receivables and payables, lease liabilities and borrowings.

	2019 US$’000	2018 US$’000
Financial assets
Cash and cash equivalents	5,446	17,489
Trade and other receivables	5,823	3,870
	11,269	21,359
Financial liabilities
Trade and other payables	4,970	5,336
Lease liabilities	1,256	-
Borrowings	2,756	-
	8,982	5,336

Interest rate risk

The Group’s exposure to interest rate risk occurs through its deposits and borrowings with banks which are exposed to variable interest rates. The Group does not use derivatives to mitigate this exposure. The Group adopts a policy of ensuring that as far as possible it maintains excess cash and cash equivalents in interest bearing accounts. The average interest rate on cash balances is 1.4% (2018: 0.01%).

Pivotal Systems Corporation	51

Notes to the Consolidated Financial Statements

Note 20. Financial Risk Management (continued)

2019	Less than 6 months US$’000	6 to 12 months US$’000	Between 1 and 2 years US$’000	Greater than 2 years US$’000	Total contractual cashflow US$’000
Trade and other payables	4,970	-	-	-	4,970
Lease Liabilities	107	117	558	474	1,256
Borrowings	500	500	1,000	756	2,756
	5,577	617	1,558	1,230	8,982

2018	Less than 6 months US$’000	6 to 12 months US$’000	Between 1 and 2 years US$’000	Greater than 2 years US$’000	Total contractual cashflow US$’000
Trade and other payables	5,336	-	-	-	5,336
	5,336	-	-	-	5,336

Credit Risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Group’s cash and cash equivalents and receivables from customers.

Cash and cash equivalents

The Group limits its exposure to credit risk by only investing in liquid securities and only with counterparties that have an acceptable credit rating.

Trade and other receivables

The Group operates primarily in developing, manufacturing and selling of high-performance gas flow controllers and has trade receivables. There is risk that these receivables may not be recovered and the Group monitors its receivables balances and collections on a monthly basis to mitigate any risk. The Group monitors the expected credit loss model and values trade and other receivables accordingly (see Note 13).

Set out below is the information about the credit risk exposure on the Group’s trade and other receivables.

	Trade and other receivables
2019	<30 days	30-60 days	61-90 days	>91 days	Total
Estimated total gross carrying amount	4,474	582	6	761	5,823
2018
Estimated total gross carrying amount	1,335	1,295	639	601	3,870

Pivotal Systems Corporation	52

Notes to the Consolidated Financial Statements

Note 20. Financial Risk Management (continued)

The expected credit losses on trade and other receivables was estimated using a provision matrix by reference to past default experience of the debtor and an analysis if the debtor’s current financial position, adjusted for factors that are specific to the debtors and the general economic conditions of the industry in which the debtors operate. The allowance for expected credit losses assessment requires a degree of estimation and judgement. It is based on the lifetime expected credit loss, grouped based on days overdue, and makes assumptions to allocate an overall expected credit loss rate for each group. These assumptions include recent sales experience and historical collection rates. As of at 31 December 2019, the expected credit loss is $600,000 (2018: Nil) which is related to a specific new client.

Currency Risk

The Group is exposed to fluctuations in foreign currencies arising from the purchase of goods and services in currencies other than the transacting entity’s functional currency.

Operations commenced in the Republic of Korea near the end of the prior year resulting in transactions being incurred in South Korean Won. As a result, the Group’s statement of financial position can be affected by movements in the USD/KRW exchange rate when translating to the USD functional currency, however this is considered negligible.

Note 21. Related party transactions

Subsidiaries

The Consolidated financial statements include the financial statements of Pivotal Systems Corporation and the following subsidiaries:

Name	Country of incorporation	Beneficial interest
		2019	2018
Pivotal Systems Korea, Ltd	Republic of Korea	100%	100%
Pivotal SaleCo, Inc.	United States of America	100%	100%

On 20 August 2019, the Board authorized the voluntary dissolution of Pivotal SaleCo, Inc. and the distribution of the remaining assets of Pivotal SaleCo, Inc. to Pivotal Systems Corporation.

Key management personnel

The following persons were identified as key management personnel of Pivotal during the financial year ended 31 December 2019:

John Hoffman	Executive Chairman and Chief Executive Officer
Dr. Joseph Monkowski	Executive Director and Chief Technical Officer
Ryan Benton	Independent Non-Executive Director
Kevin Landis	Non-Executive Director
David Michael	Non-Executive Director
Peter McGregor	Independent Non-Executive Director
Omesh Sharma	Chief Financial Officer (resigned 5 June 2019)

Pivotal Systems Corporation	53

Notes to the Consolidated Financial Statements

Note 21. Related party transactions (continued)

Compensation

The aggregate compensation made to key management personnel of the Group is set out below:

	Short term employee benefits (Salary and fees)	Post employee benefits (401k & other benefits)	Share based payment	Total
2019	US$	US$	US$	US$
John Hoffman	362,500	30,308	9,260	402,068
Dr. Joseph Monkowski	312,000	25,552	7,834	345,386
Ryan Benton	85,000	-	31,009	116,009
Kevin Landis	-	-	-	-
David Michael	-	-	-	-
Peter McGregor	85,000	-	-	85,000
Omesh Sharma	459,325	20,120	-	479,445
	1,303,825	75,980	48,103	1,427,908

	Short term employee benefits (Salary and fees)	Post employee benefits (401k & other benefits)	Share based payment	Total
2018	US$	US$	US$	US$
John Hoffman	325,000	45,613	10,379	380,992
Dr. Joseph Monkowski	275,000	38,171	10,379	323,550
Ryan Benton	50,000	-	14,119	64,119
Kevin Landis	-	-	-	-
David Michael	-	-	-	-
Peter McGregor	23,975	-	-	23,975
Omesh Sharma	255,000	45,510	6,919	307,429
	928,975	129,294	41,796	1,100,065

Pivotal Systems Corporation	54

Notes to the Consolidated Financial Statements

Note 21. Related party transactions (continued)

Shares and other equity instruments held by key management personnel

The table below notes the common shares and options held directly or indirectly by the directors and other key management personnel of the Company:

	Common Stock	Options	Common Stock	Options
	Direct		Indirect
John Hoffman	1,441,870	3,269,325	-	-
Dr. Joseph Monkowski	1,445,683	3,264,089	-	-
Ryan Benton	195,000	201,000	-	-
Kevin Landis (1)	-	-	231,535	-
David Michael	-	-	-	-
Peter McGregor	-	-	-	-
Omesh Sharma(2)	1,041,870	1,708,859	-	-
	4,124,423	8,443,273	231,535	-

(1)	Common stock held by Silicon Valley Investor Holdings Pty Ltd, of which Kevin Landis is the majority shareholder.

(2)	Common stock and options outstanding held as of 31 July 2019, Mr. Sharma’s last date of employment.

Share options granted to key management personnel

	Class of underlying shares	2019 Number Granted	2018 Number Granted
John Hoffman	Ordinary	-	300,000
Dr. Joseph Monkowski	Ordinary	-	300,000
Ryan Benton	Ordinary	-	84,000
Omesh Sharma	Ordinary	-	200,000
Peter McGregor	Ordinary	100,000	-
		100,000	884,000

Other related partiesOther related parties identified by the Group comprise:

-	Firsthand Venture Investors, a substantial shareholder of the Company, represented on the board of directors by its nominee, Kevin Landis;

-	Anzu Partners LLC, a company of which David Michael is a partner and director;

-	Anzu Pivotal, LLC, a substantial shareholder of the Company, and Anzu Industrial Capital Partners LP, both of which David Michael is a partner and director; and

-	Silicon Valley Investor Holdings Pty Ltd, a company which is controlled by Kevin Landis.

Transactions with related parties

Anzu Partners, LLC, an entity of which David Michael is a director, provided US based public relation services to the Group totaling US$17,250 during the current year (2018: US$30,250).

Pivotal Systems Corporation	55

Notes to the Consolidated Financial Statements

Note 21. Related party transactions (continued)

Transactions with related parties (continued)

Anzu Partners, LLC, purchased 3 million shares from Firsthand Venture Investors on 8 April 2019.

Other than the compensation of key management personnel, there were no other transactions with related parties.

Receivable from and payable to related parties

As at 31 December 2019, payables of US$21,250 were owed to Ryan Benton (2018: US$25,000) and US$21,250 to Peter Mc Gregor (2018: Nil).

There were no other trade receivables from or trade payables to related parties at the current and previous reporting dates.

Loans to/from related parties

There were no loans to or from related parties at the current and previous reporting dates.

Note 22. Events after the reporting period

RBI Financing

On 30 January 2020, the Group announced the dispatch of the Notice of Special Meeting of Shareholders and the signing of a definitive preferred stock investment agreement (RBI financing) with Anzu Industrial RBI USA LLC, a fund organized by Anzu Partners LLC (“Anzu”), which provides Pivotal up to US$13.0 million in additional funding required to grow and expand the business. Anzu is a venture capital and private equity firm that invests in breakthrough industrial technologies and currently manages approximately US$350 million in capital commitments. Anzu is an investor in Pivotal and remains the Company’s second largest shareholder with 12.1% of the issued capital. David Michael (a Director of Pivotal) is also a Managing Director of Anzu Partners LLC.

On 12 February 2020, the shareholders at the Special Meeting of Shareholders, approved the amendment of Pivotal’s Certificate of Incorporation and the RBI financing. The funding of US$13.0 million is available to be drawn down by Pivotal in two tranches: an initial funding of US$10.0 million for the issue of 10,000 Revenue Based Redeemable Preferred Stock (RBI) which was drawn down and paid to Pivotal on 20 February 2020 with an additional amount of US$3.0 million for the issue of 3,000 RBI being available at Pivotal’s option in conjunction with the replacement of Pivotal’s Bridge Bank senior term loan line of credit (as announced to ASX on 28 August 2019). Each RBI has an issue price of US$1,000 per share. Beyond typical contractual covenants pertaining to liquidation of Pivotal, there are no other financial covenants, no personal guarantees from founders or investors, no warrant or option coverage and the issue of RBI is not dilutive to current common stock/CDI holders.

On 20 February 2020 the Company received the first tranche of the RBI financing for US$10 million in exchange of 10,000 RBI of $0.00001 par value per share, at a purchase price of US$1,000 per share. In accordance with the directions of the Board, the Company will use the proceeds from the sale of the shares to grow and expand the business. As of the date of this report, the Company has not determined the date of the closing of the second tranche of the RBI financing.

Due to receipt of this financing, the Company is in compliance with the financial covenants as agreed with Bridge Bank.

Pivotal Systems Corporation	56

Notes to the Consolidated Financial Statements

Note 22. Events after the reporting period (continued)

Other subsequent events

On 22 January 2020, 250,000 shares were issued on the exercise of options issued pursuant to the Company’s equity incentive plan.

Other than the above, no other matter or circumstance has arisen since 31 December 2019 that has significantly affected, or may significantly affect the Group’s operations, the results of those operations, or the Group’s state of affairs in future financial years.

Note 23. Auditor’s remuneration

During the financial year, the following fees were paid or payable for audit and other services provided by BDO East Coast Partnership and BDO affiliates.

	2019 US$	2018 US$
Audit services
Audit or review of the financial statements	129,373	123,834
Non-audit services
Due diligence services related to Initial Public Offering	-	209,216
	129,373	333,050
Services provided by BDO affiliates:
Taxation services	41,433	8,906
	170,806	341,956

Pivotal Systems Corporation	57

Notes to the Consolidated Financial Statements

Note 24. Parent Entity Information

	2019 US$’000	2018 US$’000
Current assets	20,329	28,040
Non-current assets	11,826	9,389
Total assets	32,155	37,429
Current liabilities	8,583	5,869
Non-current liabilities	1,031	-
Total liabilities	9,614	5,869
Net assets	22,541	31,560

Contributed equity	171,315	170,818
Reserves	1,719	1,280
Accumulated losses	(150,493)	(140,538)
Total shareholders’ equity	22,541	31,560

Loss of the parent entity	(9,955)	(66,103)
Total comprehensive income of the parent entity	(9,955)	(66,103)

The parent entity has no contingent liabilities at the end of the financial year (2018: Nil).

No guarantees have been entered into by the parent entity in relation to the debts of its subsidiaries as a 31 December 2019 (2018: Nil).

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Directors’ Declaration

In accordance with a resolution of the directors of Pivotal Systems Corporation, the directors of the Company declare that:

1.	The financial statements and notes thereto, comply with Australian Accounting Standards;

2.	The financial statements and notes thereto, give a true and fair view of the Group’s financial position as at 31 December 2019 and of the performance for the year ended on that date; and

3.	In the directors’ opinion there are reasonable grounds to believe that Pivotal Systems Corporation will be able to pay its debts as and when they become due and payable.

On behalf of the directors

John Hoffman

Executive Chairman and Chief Executive Officer

27 February 2020 (Fremont PST), 28 February 2020 (Sydney AEST)

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Independent Auditors’ Report

Tel: +61 2 9251 4100	Level 11, 1 Margaret St
Fax: +61 2 9240 9821	Sydney NSW 2000
www.bdo.com.au	Australia

INDEPENDENT AUDITOR'S REPORT

To the members of Pivotal Systems Corporation

Report on the Audit of the Financial Report

Opinion

We have audited the financial report of Pivotal Systems Corporation (the Company) and its subsidiaries (the Group), which comprises the consolidated statement of financial position as at 31 December 2019, the consolidated statement of profit or loss and other comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, and notes to the financial report, including a summary of significant accounting policies and the directors’ declaration.

In our opinion the accompanying financial report presents fairly, in all material respects, the Group’s financial position as at 31 December 2019 and of its financial performance and its cash flows for the year then ended in accordance with Australian Accounting Standards.

Basis for opinion

We conducted our audit in accordance with Australian Auditing Standards. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the Financial Report section of our report. We are independent of the Group in accordance with the ethical requirements of the Accounting Professional and Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (the Code) that are relevant to our audit of the financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial report of the current period. These matters were addressed in the context of our audit of the financial report as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

BDO East Coast Partnership ABN 83 236 985 726 is a member of a national association of independent entities which are all members of BDO Australia Ltd ABN 77 050 110 275, an Australian company limited by guarantee. BDO East Coast Partnership and BDO Australia Ltd are members of BDO International Ltd, a UK company limited by guarantee, and form part of the international BDO network of independent member firms. Liability limited by a scheme approved under Professional Standards Legislation.

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Independent Auditors’ Report

Revenue Recognition

Key audit matter	How the matter was addressed in our audit

As disclosed in the revenue recognition accounting policy in Note 2, the Group’s revenue is derived primarily from the sale of gas flow controllers with revenue being recognised at a point in time when the customer obtains control of the Group’s product which typically occurs upon delivery to the customer.

The recognition of revenue was considered a key audit matter as it is a key performance indicator to the users of the financial statements and as such is of high interest to stakeholders.

To determine whether revenue was appropriately accounted for and disclosed within the financial statements, we undertook, amongst others, the following audit procedures:

• Critically evaluated the revenue recognition policies for all material sources of revenue and from our detailed testing performed, ensured that revenue was being recognised appropriately, in line with Australian Accounting Standards and policies disclosed within the financial statements. This included ensuring that revenue was recognised in accordance with the requirements of AASB 15: Revenue from Contracts with Customers.

• Substantively tested a sample of revenue transactions throughout the financial year, tracing sales invoices to supporting sales documentation, shipping documentation and cash receipts.

• Performing detailed cut-off testing to ensure that revenue transactions around the year end had been recorded in the correct period including obtaining customer confirmations where required.

Going Concern

Key audit matter	How the matter was addressed in our audit

For the financial year ended 31 December 2019, the Group incurred a loss after income tax of $9.95 million and a net cash outflows from operating activities of $11.5 million. In note 1 ‘Going Concern’ of the financial report, the Directors have documented their considerations regarding their conclusion that the Going Concern basis of preparation of the financial report is appropriate.

The assessment of Going Concern is largely based on forecasts which include assumptions about future cash flows which are uncertain in timing and amounts. Due to this factor and the degree of auditor effort required in assessing the Going Concern basis of preparation of the financial report, we considered this area to be a key audit matter.

To determine the appropriateness of the Going Concern basis of preparation of the financial report, we undertook, amongst others, the following audit procedures:

- Obtained and evaluated management’s assessment of the Group’s ability to continue as a going concern.

- Evaluated the cash flow forecasts prepared by management and challenged the assumptions therein to ensure consistency with management’s stated future business and operational objectives and applying sensitivities to key inputs including new products sales, staff, operating costs and funding/repayment obligations.

- Reviewed the conditions of the business financing agreement in place with Western Alliance Bank and the Revenue Based Redeemable Preferred Stock (RBI) Preferred Stock and their adequacy in meeting the Group’s cash flow requirements.

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Independent Auditors’ Report

Other information

The directors are responsible for the other information. The other information comprises the information in the Group’s annual report for the year ended 31 December 2019, but does not include the financial report and the auditor’s report thereon.

Our opinion on the financial report does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial report, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial report or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of the directors for the Financial Report

The directors of the Company are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards and for such internal control as the directors determine is necessary to enable the preparation of the financial report that is free from material misstatement, whether due to fraud or error.

In preparing the financial report, the directors are responsible for assessing the ability of the Group to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Auditor’s responsibilities for the audit of the Financial Report

Our objectives are to obtain reasonable assurance about whether the financial report as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Australian Auditing Standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of this financial report.

A further description of our responsibilities for the audit of the financial report is located at the Auditing and Assurance Standards Board website (http://www.auasb.gov.au/Home.aspx) at: http://www.auasb.gov.au/auditors responsibilities/ar1.pdf

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Independent Auditors’ Report

 This description forms part of our auditor’s report.

BDO East Coast Partnership

Martin Coyle

Partner

Sydney, 28 February 2020

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Pivotal Systems Corporation

Additional Shareholder’s Information

SHAREHOLDER INFORMATION AS AT 10 FEBRUARY 2020

Additional Shareholder Information required by the Australian Securities Exchange (ASX) Listing Rules is set out below.

In accordance with the ASX Corporate Governance Council’s, Corporate Governance Principles and Recommendations (3rd edition), the 2019 Corporate Governance Statement, as approved by the Board, is available on the Company’s website at: https://www.pivotalsys.com/investors. The Corporate Governance Statement sets out the extent to which Pivotal has followed the ASX Corporate Governance Council’s 29 Recommendations (3rd edition) during the 2019 financial year.

The Company’s securities have been listed for quotation in the form of CHESS Depositary Interests, or CDIs, on the ASX and trade under the symbol “PVS” since 2 July 2018. Legal title to the shares of common stock (Shares) underlying the CDIs is held by CHESS Depositary Nominees Pty Ltd (CDN), a wholly owned subsidiary of the ASX. Each Share is equivalent to 1 CDI.

As at the date of this report, 41,135,936 CDIs are issued and held by 401 CDI holders which represents 41,135,936 underlying Shares. 72,383,377 Shares are held by 55 shareholders who have not elected to hold Company securities in the form of CDIs.

Assuming all Shares were held as CDIs, the Company would have 113,519,313 CDIs on issue.

1.	Substantial shareholders

The number of CDIs (assuming all Shares are held as CDIs) held by substantial shareholders and their associates as advised to the ASX are set out below:

Name	Number CDIs	% of total CDIs
LHC Capital Partners Pty Ltd	15,786,363	13.90
Anzu Partners, LLC	13,725,588	12.1
Firsthand Venture Investors	44,888,679	39.54

2.	Number of security holders and securities on issue

Pivotal has issued the following securities:

(a)	72,383,377 fully paid ordinary shares held by 55 shareholders;

(b)	41,135,936 CDIs held by 401 CDI holders;

(c)	14,469,242 unlisted options exercisable at various prices held by 50 option holders.

On 30 January 2020, the Company entered into a Preferred Stock Investment Agreement with Anzu Industrial RBI USA LLC which provides the Company with up to US$13 million in funding on issuance of up to 13,000 unlisted Redeemable RBI Preferred Stock in the Company. The issue of Redeemable RBI Preferred Stock is subject to shareholder approval in general meeting being held in February 2020. If issued, the Redeemable RBI Preferred Stock will be held by one (1) holder.

Details of the Top 20 Shareholders are set out in section 6 below.

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Pivotal Systems Corporation

3.	Voting rights

Shares of common stock

At a meeting of the Company’s stockholders, every stockholder present, in person or by proxy is entitled to one vote for each share of common stock held on the record date for the meeting on all matters submitted to a vote of stockholders.

CDIs

CDI holders are entitled to one vote for every one CDI they hold. To vote, holders of CDIs must instruct CDN, as the legal owner of the CDIs, to vote the shares of common stock underlying their CDIs in a particular manner.

Options

Option holders do not have any voting rights on the options held by them. Shares of common stock issued to option holders on exercise of their options will have the same voting rights as the holder of shares of common stock.

Redeemable RBI Preferred Stock

RBI Preferred Stockholders will not be entitled to vote at any general meeting of the Company except in the following circumstances:

•	On a proposal:

o	that affects rights attached to RBI Preferred Stock;

o	to wind up the Company; or

o	for the disposal of the whole of the property, business and undertaking of the Company;

•	On a resolution to approve:

o	the terms of a share buy-back agreement;

o	a reduction of the share capital of the Company, other than a resolution to approve a buy-back or reduction of capital with respect to RBI Preferred Stock;

•	During a period in which a dividend or part of a dividend in respect of an RBI Preferred Stock is in arrears; or

•	During the winding-up of the Company.

At a general meeting of the Company at which RBI Preferred Stockholders may vote, they are entitled:

•	to one vote on a show of hands; and

•	to one vote for each RBI Preferred Stock on a poll.

RBI Preferred Stockholders will have the same rights as holders of shares of Common Stock/CDIs in the Company to receive notices, reports and audited accounts from the Company and to attend general meetings.

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Pivotal Systems Corporation

4.	Distribution schedules of security holders

Category	Fully Paid Shares of Common Stock
	Total Shareholders	Number of Shares	%
1 - 1,000	140	62,795	0.15
1,001 - 5,000	130	342,969	0.8
5,001 - 10,000	70	521,781	1.22
10,001 - 100,000	81	2,348,821	4.12
100,001 and over	35	110,242,947	93.71
Total	456	113,519,313	100

Category	Chess Depositary Interests (CDIs)
	Total CDI Holders	Number of CDIs	%
1 - 1,000	125	61,757	0.15
1,001 - 5,000	126	330,322	0.80
5,001 - 10,000	67	500,845	1.22
10,001 - 100,000	68	1,696,507	4.12
100,001 and over	15	38,546,505	93.71
Total	401	41,135,936	100.00

Category	Unquoted Options
	Total Option Holders	Number of Options	%
1 - 1,000	0	-	0.00
1,001 - 5,000	1	5,000	0.03
5,001 - 10,000	5	40,563	0.28
10,001 - 100,000	23	1,193,751	8.25
100,001 and over	21	13,229,928	91.44
Total	50	14,469,242	100.00

Note that the Unquoted Options as stated above have various exercise prices and expiry dates.

5.	Unmarketable parcel of shares

The number of CDI Holders holding less than a marketable parcel of CDIs (being A$500) is 35 based on the Company’s closing CDI price of A$1.65, on 10 February 2020.

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Pivotal Systems Corporation

6.	Twenty largest shareholders of quoted equity securities

Chess Depositary Interests only

Details of the 20 largest CDI Holders by registered CDI holding are as follows.

	Name	No. of CDIs	%
1	NATIONAL NOMINEES LIMITED	8,539,616	20.76
2	UBS NOMINEES PTY LTD	8,465,279	20.58
3	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED - A/C 2	5,948,942	14.46
4	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	3,463,294	8.42
5	CS THIRD NOMINEES PTY LIMITED	3,370,000	8.19
6	ANZU INDUSTRIAL CAPITAL PARTNERS LP	2,432,100	5.91
7	BNP PARIBAS NOMINEES PTY LTD	1,867,953	4.54
8	ENTERPRISE PARTNERS MANAGEMENT LLC	1,535,425	3.73
9	J P MORGAN NOMINEES AUSTRALIA PTY LIMITED	1,254,435	3.05
10	AICP I LIMITED	567,900	1.38
11	BNP PARIBAS NOMINEES PTY LTD	325,000	0.79
12	TOKYO ELECTRON EUROPE LIMITED	268,818	0.65
13	SILICON VALLEY INVESTOR HOLDINGS PTY LTD	231,535	0.56
14	WASHINGTON H SOUL PATTINSON AND COMPANY LIMITED	141,462	0.34
15	TRIPLE IMAGE FILMS PTY LIMITED	134,746	0.33
16	NETWEALTH INVESTMENTS LIMITED	72,583	0.18
17	RADELL PTY LTD	72,491	0.18
18	RACT SUPER PTY LTD	63,423	0.15
19	DR PANINI RANJITA WIKRAMANAYAKE	60,000	0.15
20	BACKYARD CRICKET PTY LIMITED	55,000	0.13
	Total	38,870,002	94.49
	Balance of register	2,265,934	5.51
	Grand total	41,135,936	100.00

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Pivotal Systems Corporation

Fully Paid Ordinary Shares of Common Stock and CDIs combined

Details of the 20 largest Shareholders by registered shareholding on the basis that all shares of common stock on issue are held as CDIs are as follows.

	Name	No. of Shares	%
1	FIRSTHAND VENTURE INVESTORS	44,888,679	39.54%
2	ANZU PIVOTAL LLC	7,178,753	6.32%
3	ENTERPRISE PARTNERS MANAGEMENT LLC	6,141,700	5.41%
4	ANZU INDUSTRIAL CAPITAL PARTNERS LP	2,875,420	2.53%
5	OMESH SHARMA	2,746,568	2.42%
6	JOSEPH MONKOWSKI	1,445,683	1.27%
7	JOHN HOFFMAN	1,441,870	1.27%
8	MARK F FITZGERALD	1,393,140	1.23%
9	MICHAEL FITZGERALD	946,266	0.83%
10	AICP I LIMITED	671,415	0.59%
11	HOSEUNG CHANG HS INC 13	388,670	0.34%
12	JIUYI CHENG	250,000	0.22%
13	RYAN BENTON	195,000	0.17%
14	SANFORD MICHAEL JOHNSON	175,893	0.15%
15	ADAM MONKOWSKI AND	170,972	0.15%
16	RAJBINDER BAINS	170,000	0.15%
17	SURINDERPAL BAINS	170,000	0.15%
18	TYLER D HEERWAGEN	161,458	0.14%
19	SOPHIA L SHTILMAN	150,000	0.13%
20	CARTER CRUM	134,955	0.12%
	Total	71,696,442	63.16%
	Balance of register	41,822,871	36.84%
	Grand total	113,519,313	100.00%

Subject to rounding

7.	The name of the entity’s secretary (in the case of a trust, the name of the responsible entity and its secretary).

The Company has not formally appointed a Company Secretary but has appointed Company Matters Pty Ltd to provide it with general company secretarial services. Ms Naomi Dolmatoff has been appointed as the Company’s ASX Representative pursuant to ASX Listing Rule 12.6.

8.	The address and telephone number of the Company’s registered office in Australia; and of its principal administrative office.

The Company is incorporated in Delaware, United States.

The Company’s registered office in the USA is:

C/- Incorporating Services Ltd, 3500 South Dupont Highway, Dover, Delaware 19901 USA

The Company’s Principal place of business is:

Suite 100, 48389 Fremont Blvd, Fremont, CA 94538 USA.

T: +1 (510) 770 9125

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Pivotal Systems Corporation

The Company’s registered Australian office is:

Company Matters Pty Ltd

Level 12, 680 George Street, Sydney NSW 2000
T: +61 (02) 8280 7355

9.	The address and telephone number of each office at which a register of securities, register of depositary receipts or other facilities for registration of transfers is kept.

American Stock Transfer and Trust Company, LLC

6201, 15th Avenue

Brooklyn, NY 11219 USA

Telephone: +1 (718) 921 8386

Link Market Services

Level 12, 680 George Street

Sydney NSW 2000 Australia
T: +61 1300 554 474

10.	The Company’s securities are not traded on any other exchange other than the ASX.

11.	The number and class of restricted securities or securities subject to voluntary escrow that are on issue and the date that the escrow period ends is set out as follows:

Class	Number of Securities	Escrow Period
ASX Restricted – shares	40,905,438	To be held in escrow for 24 months from the date of commencement of official quotation.
ASX Restricted – unquoted options	6,888,748	To be held in escrow for 24 months from the date of commencement of official quotation.
Voluntary Restricted – shares Voluntary Restricted – unquoted options	18,119,972 3,492,125	Securities to be held in escrow until the day following the release of the Company's Appendix 4E preliminary financial results for the year ended 31 December 2019.
Voluntary Restricted - shares	1,041,870	Subject to escrow for a period of 24 months commencing on the date on which official quotation by ASX of the Company's CDIs commences.
Voluntary Restricted – unquoted options	2,021,357	Subject to escrow for a period of 24 months commencing on the date on which official quotation by ASX of the Company's CDIs commences.

Note: Official quotation of the Company’s CDIs occurred on July 2, 2018.

12.	Review of operations and activities

A detailed review of operations and activities is reported in the 2019 Annual Report.

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Pivotal Systems Corporation

13.	On market buy-back

There is no current on market buy-back.

14.	Statement regarding use of cash and assets.

During the period between 1 January 2019 and 31 December 2019, the Company has used its cash and assets readily convertible to cash that it had at the time of ASX admission in a way consistent with its business objectives set out in the Prospectus dated June 22, 2018.

15.	Other

The Company is incorporated in the State of Delaware, United States of America and is a registered foreign entity in Australia. As a foreign company registered in Australia, the Company is subject to different reporting and regulatory regimes than Australian companies.

Pivotal is not subject to Chapters 6, 6A, 6B and 6C of the Corporations Act 2001 (Cth) dealing with the acquisition of its shares (including substantial holdings and takeovers).

Anti-takeover provisions of Delaware Law, Certificate of Incorporation and Bylaws

Provisions of the Delaware General Corporation Law, the Company’s Certificate of Incorporation and the Company’s Bylaws could make it more difficult to acquire the Company by means of a tender offer (takeover), a proxy contest or otherwise, or to remove incumbent officers and Directors of the Company. These provisions (summarised below) could discourage certain types of coercive takeover practices and takeover bids that the Board may consider inadequate and to encourage persons seeking to acquire control of the Company to first negotiate with the Board. The Company believes that the benefits of increased protection of its ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure the Company outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

The Company’s bylaws do not contain any limitations on the acquisition of securities, except that clause 9 of Article XI, Section 11.1. of the bylaws provides as follows:

“The Corporation may refuse to acknowledge or register any transfer of shares of the Corporation’s capital stock (including shares in the form of CDIs) held or acquired by a stockholder (including shares of the Corporation’s capital stock that may be acquired upon exercise of a stock option, warrant or other right) or shares of the Corporation’s capital stock which attach to or arise from such shares which are not made:

a.	in accordance with the provisions of Regulation S of the Securities Act of 1933 (U.S.), as amended to date and the rules and regulations promulgated thereunder (the “U.S. Securities Act”) (Rule 901 through Rule 905 and preliminary notes);

b.	pursuant to registration under the U.S. Securities Act; or

c.	pursuant to an available exemption from registration.”

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